Exhibit 99-1
                                                                    ------------








                              Koor Industries Limited
                             (An Israeli Corporation)

                               Consolidated Interim
                               Financial Statements
                                as at June 30, 2007
                                    (Unaudited)

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Condensed Consolidated Interim Financial
Statements as at June 30, 2007
--------------------------------------------------------------------------------


Contents


                                                                            Page


Auditors' Review report                                                        2


Condensed Consolidated Financial Statements as at June 30, 2007 (Unaudited)

Condensed Consolidated Interim Balance Sheets                                  3

Condensed Consolidated Interim Statements of Income                            4

Condensed Interim Statements of Changes in Shareholders' Equity                5

Condensed Consolidated Statements of Cash Flows                                9

Notes to the Interim Financial Statements                                  14-31

[KPMG GRAPHIC OMITTED]

         Somekh Chaikin                       Telephone     972 3  684  8000
         KPMG Millennium Tower                Fax    972 3  684  8444
         17 Ha'arba'a Street, PO Box 609      Internet      www.kpmg.co.il
         Tel Aviv 61006 Israel



The Board of Directors
Koor Industries Limited
-----------------------

Auditors' review report of unaudited condensed consolidated interim financial statements for the six-month and three-month periods ended June 30, 2007

At your request, we have reviewed the condensed consolidated interim balance sheet of Koor Industries Limited and its subsidiaries as at June 30, 2007, the related condensed consolidated interim statements of income, the condensed interim statements of changes in shareholders' equity and the condensed consolidated interim statements of cash flows for the six-month and three-month periods then ended.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel, and included, inter alia, reading the said financial statements, reading the minutes of the Shareholders' Meetings and of the meeting of the Board of Directors and its committees, as well as making inquiries of persons responsible for financial and accounting matters.

We were furnished with the reports of other auditors on their review of the interim financial statements of certain subsidiaries whose assets as at June 30, 2007 constitute 5% of the total consolidated assets and whose revenues for the six-month and for the three-month periods then ended constitute 29% and 25% of the total continuing consolidated revenues, respectively, and constitute 14.5% of the total discontinuing consolidated revenues for the six-month period then ended. Furthermore, we were furnished with the reports of other auditors on their review of the interim financial statements of certain affiliates, whose Company's investments constitute NIS 170,728 thousand as at June 30, 2007 and its equity in earnings constitute NIS 14,347 thousand and NIS 5,722 thousand for the six-month and three-month periods then ended, respectively.

Since the review performed was limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said condensed consolidated interim financial statements.

In the course of our review, including the reading of the review reports of the other auditors as stated above, nothing came to our attention which would indicate the necessity of making any material modifications to the interim financial statements referred to above, in order for them to be in conformity with generally accepted accounting principles in Israel and in accordance with Section D of the Securities Regulations (Periodic and Immediate Report) - 1970.


Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

August 15, 2007
Tel Aviv, Israel


                          Somekh Chaikin, a partnership
                          registered under the Israeli
                          Partnership Ordinance, is the
                          Israeli member firm of KPMG
                          International, a Swiss
                          cooperative.

Condensed Consolidated Interim Balance Sheets
--------------------------------------------------------------------------------



                                                                                           Convenience
                                                                                           translation
                                                                                            (Note 1A3)
                                                                                            ----------
                                                        June 30          December 31           June 30
                                                -----------------------
                                                  2007        (1) 2006      (2) 2006              2007
                                                ----------   ----------   -----------        ---------
                                                       Unaudited             Audited         Unaudited
                                                -----------------------   -----------    -------------
                                                     NIS thousands                       US$ thousands
                                                ------------------------------------------------------
Assets

Current assets
Cash and cash equivalents                       1,206,289      175,298      241,586        283,900
Short-term deposits and investments               584,450      445,406      695,931        137,550
Trade receivables                                  52,854       32,182       33,010         12,439
Other  receivables                                 59,361       89,128       64,521         13,971
Inventories                                        76,592       79,977       62,319         18,025
                                               -----------   ----------  -----------      ----------
                                                1,979,546      821,991    1,097,367        465,885
                                               -----------   ----------  -----------      ----------
Investments and long-term receivables
Investments in affiliates                       3,581,365    2,883,768    3,322,177        842,873
Other investments and receivables                 126,316      564,737      179,488         29,728
                                               -----------   ----------  -----------      ----------
                                                3,707,681    3,448,505    3,501,665        872,601
                                               -----------   ----------  -----------      ----------
Investment property                               108,280      *80,704     * 80,080         25,484
                                               -----------   ----------  -----------      ----------
Fixed assets, net                                   8,708      *10,280      * 9,528          2,049
                                               -----------   ----------  -----------      ----------
Intangible assets, deferred tax assets
 and deferred expenses                             12,297          653          546          2,894
                                               -----------   ----------  -----------      ----------
Assets relating to discontinued operations              -      895,665      814,645              -
                                               -----------   ----------  -----------      ----------
                                                5,816,512    5,257,798    5,503,831      1,368,913
                                               ===========   ==========  ===========      ==========

*        Reclassified - see Note 1B(4).
(1) Reclassified with respect to discontinued operations - see Note 7(2) and Note 7(3).
(2)      Reclassified with respect to discontinued operations - see Note 7(3).



The accompanying notes are an integral part of the financial statements.

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)


--------------------------------------------------------------------------------



                                                                                           Convenience
                                                                                           translation
                                                                                            (Note 1A3)
                                                                                            ----------
                                                        June 30          December 31           June 30
                                                -----------------------
                                                  2007        (1) 2006      (2) 2006              2007
                                                ----------   ----------   -----------        ---------
                                                       Unaudited             Audited         Unaudited
                                                -----------------------   -----------    -------------
                                                     NIS thousands                       US$ thousands
                                                ------------------------------------------------------
Liabilities and shareholders' equity

Current liabilities
Credit from banks and others                      154,301       39,960       33,800         36,315
Trade payables                                     62,612       42,895       40,473         14,736
Other payables                                    180,098      152,414      161,228         42,386
Customer advances                                   3,646        1,190        1,779            858
                                               -----------   ----------  -----------      ----------
                                                  400,657      236,459      237,280         94,295
                                               -----------   ----------  -----------      ----------
Long-term liabilities
Long-term bank loans                            1,218,344    1,361,829    1,299,174        286,736
Other long-term loans                              32,955       51,487       47,467          7,756
Debentures                                      1,610,862      398,329      988,482        379,116
Deferred taxes                                      1,428           44           34            336
Liability for employee severance
 benefits, net                                      1,461            -        2,137            344
                                               -----------   ----------  -----------      ----------
                                                2,865,050    1,811,689    2,337,294        674,288
                                               -----------   ----------  -----------      ----------
Liabilities relating to discontinued
 operations                                             -      823,726      737,721              -
                                               -----------   ----------  -----------      ----------
Minority interest                                   3,112        1,965        2,348            732
                                               -----------   ----------  -----------      ----------
Shareholders' equity                            2,547,693    2,383,959    2,189,188        599,598
                                               -----------   ----------  -----------      ----------
                                                5,816,512    5,257,798    5,503,831      1,368,913
                                               ===========   ==========  ===========      ==========



-----------------------     ------------------------    ------------------------
   Jonathan Kolber              Raanan Cohen                Michal Yageel
Chairman of the Board       Chief Executive Officer      Corporate Controller
   of Directors


Date of approval: August 15, 2007

                                                         Koor Industries Limited
                                                            (An Israeli Company)

Condensed Consolidated Interim Statements of Income
--------------------------------------------------------------------------------



                                                                                                               Convenience
                                                                                                               translation
                                                                                                                (Note 1A3)
                                                                                                                ----------
                                                                                                      Year      Six months
                                                                                                     ended           ended
                                  Six months ended June 30       Three months ended June 30    December 31         June 30
                                  ------------------------       --------------------------
                                    2007        (1) 2006         2007             (1) 2006        (2) 2006            2007
                                  ---------    -----------      -----------     -----------     -----------  -------------
                                       Unaudited                        Unaudited                  Audited       Unaudited
                                  ------------------------       --------------------------     -----------   ------------
                                                                      NIS thousands                          US$ thousands
                                  ----------------------------------------------------------------------------------------
Revenues and earnings
Revenue from sales and
 services                          118,213       141,656         64,595            64,557         270,452        27,821
Group's equity in the
 operating results of
 investee companies, net           233,989        60,544        121,109            (3,767)        (37,555)       55,069
Other income, net                   49,962         4,109         16,352              (393)         99,492        11,759
                                  --------      ---------     ----------        ----------      ----------      -----------
                                   402,164       206,309        202,056            60,397         332,389        94,649
                                  --------      ---------     ----------        ----------      ----------      -----------
Costs and losses
Cost of sales and services          86,869       103,823         45,844            49,374         210,097        20,445
Selling and marketing
 expenses                           22,896        25,175         11,213            12,570          47,315         5,389
General and administrative
 expenses                           21,505        60,523          8,522            44,805          87,514         5,060
Financing expenses, net              6,527        57,684         (1,609)           43,774          97,480         1,536
                                  --------      ---------     ----------        ----------      ----------      -----------
                                   137,797       247,205         63,970           150,523         442,406        32,430
                                  --------      ---------     ----------        ----------      ----------      -----------
Earnings before income tax         264,367       (40,896)       138,086           (90,126)       (110,017)       62,219
Income tax                             917       (15,367)           432           (15,407)         (4,671)          215
                                  --------      ---------     ----------        ----------      ----------      -----------
                                   265,284       (56,263)       138,518          (105,533)       (114,688)       62,434
Minority interest in
 consolidated companies'
 results, net                         (408)       (2,324)          (744)             (355)         (2,430)          (96)
                                  --------      ---------     ----------        ----------      ----------      -----------
Net earnings (loss) from
 continuing operations             264,876       (58,587)       137,774          (105,888)       (117,118)       62,338

Net earnings (loss) from
 discontinued operations
 (Note 7)                           10,355         3,398         13,678            11,389          13,918         2,437
Cumulative effect as of the
 beginning of the year of
 change in accounting method             -        62,552              -                 -          62,552             -
                                  --------      ---------     ----------        ----------      ----------      -----------
Net earnings (loss) for the
 period                            275,231         7,363        151,452           (94,499)        (40,648)       64,775
                                  ========      =========     ==========        ==========      ==========      ===========
Basic earnings (loss) per
 ordinary share:
From continuing operations          15.762        (3.351)         8.299            (6.667)         (6.623)        3.710
From discontinued operations         0.625         0.209          0.825             0.697           0.849         0.147
From cumulative effect of
 change in accounting method             -         3.840              -                 -           3.815             -
                                  --------      ---------     ----------        ----------      ----------      -----------
Net earnings (loss) for the period  16.387         0.698          9.124            (5.970)         (1.959)        3.857
                                  ========      =========     ==========        ==========      ==========      ===========
Diluted earnings (loss) per
 ordinary share:
From continuing operations          15.638        (3.842)         8.198            (6.667)         (7.161)         3.680
From discontinued operations         0.623         0.209          0.823             0.697           0.849          0.147
From cumulative effect of
 change in accounting method             -         3.840              -                 -           3.815              -
                                  --------      ---------     ----------        ----------      ----------      -----------
Net earnings (loss) for the period  16.261         0.207          9.021            (5.970)         (2.497)         3.827
                                  ========      =========     ==========        ==========      ==========      ===========



(1) Reclassified with respect to discontinued operations - see Note 7(2) and
Note 7(3).
(2) Reclassified with respect to discontinued operations - see Note 7(3). The accompanying notes are an integral part of the financial statements.

                                                         Koor Industries Limited
                                                            (An Israeli Company)

Condensed Interim Statement of Changes in Shareholders' Equity
--------------------------------------------------------------------------------


                                                                                                      Cumulative        Dividend
                                                                              Amounts       Company      foreign        proposed
                                       Number of                          received in        shares     currency      subsequent
                                        ordinary     Share     Capital     respect of       held by  translation  to the balance
                                      shares (1)   capital    reserves  stock options  a subsidiary  adjustments      sheet date
                                     -----------  --------- ----------  ------------- ------------- ------------  --------------
                                                                                    NIS thousands
                                     -------------------------------------------------------------------------------------------
Balance as at January 1, 2007
(Audited)                            16,567,070   564,515   2,566,724         21,715        (6,071)    (233,851)              -

Changes during the six months ended
 June 30, 2007 (Unaudited):
Net earnings for the period                   -         -           -              -             -            -               -
Dividend proposed subsequent
  to the balance sheet date                   -         -           -              -             -            -         149,857
Adjustment to retained earnings
  in respect of investment
  properties (see Note 1B(4))                 -         -           -              -             -            -               -
Adjustment to retained earnings
  in respect of in-process research
  and development (see Note 1B(5))            -         -           -              -             -            -               -
Stock-based compensation expenses             -         -         102              -             -            -               -
Exercise of stock options granted
  to employees                           22,034       * -           -              -             -            -               -
Cumulative foreign currency
  translation adjustments                     -         -           -              -             -       29,198               -
                                     -----------  --------- ----------  ------------- ------------- ------------  --------------
Balance as at June 30, 2007
  (Unaudited)                        16,589,104   564,515   2,566,826         21,715        (6,071)    (204,653)        149,857
                                     ===========  ========= ==========  ============= ============= ============  ==============

                                                                                                      Cumulative        Dividend
                                                                              Amounts       Company      foreign        proposed
                                       Number of                          received in        shares     currency      subsequent
                                        ordinary     Share     Capital     respect of       held by  translation  to the balance
                                      shares (1)   capital    reserves  stock options  a subsidiary  adjustments      sheet date
                                     -----------  --------- ----------  ------------- ------------- ------------  --------------
                                                                             NIS thousands
                                     -------------------------------------------------------------------------------------------
Balance as at January 1, 2006
(Audited)                             16,146,668   564,515  2,565,488         21,715         (6,071)      15,983               -

Changes during the six months ended
 June 30, 2006 (Unaudited):
Net earnings for the period                    -         -           -             -              -            -               -
Stock-based compensation expenses              -         -       1,070             -              -            -               -
Exercise of stock options granted
  to employees                           334,095       * -           -             -              -            -               -
Cumulative foreign currency
  translation adjustments                      -         -           -             -              -     (102,908)              -
                                     -----------  --------- ----------  ------------- ------------- ------------  --------------
Balance as at June 30, 2006
  (Unaudited)                         16,480,763   564,515   2,566,558        21,715         (6,071)     (86,925)              -
                                     ===========  ========= ==========  ============= ============= ============  ==============

(1)      Net of the Company holdings and subsidiaries' holdings.
*        Represents an amount lower than NIS 1,000.
The accompanying notes are an integral part of the financial statements.





[TABLE CONTINUED]






                                                         Total
                                     Retained     Shareholders'
                                      deficit            equity
                                    -----------   ---------------
                                           NIS thousands
                                    -----------------------------
Balance as at January 1, 2007
(Audited)                           (723,844)        2,189,188

Changes during the six months ended
 June 30, 2007 (Unaudited):
Net earnings for the period          275,231           275,231
Dividend proposed subsequent
  to the balance sheet date         (149,857)                -
Adjustment to retained earnings
  in respect of investment
  properties (see Note 1B(4))         52,246            52,246
Adjustment to retained earnings
  in respect of in-process research
  and development (see Note 1B(5))     1,728             1,728
Stock-based compensation expenses          -               102
Exercise of stock options granted
  to employees                             -                 *-
Cumulative foreign currency
  translation adjustments                  -            29,198
                                   -----------     --------------
Balance as at June 30, 2007
  (Unaudited)                       (544,496)        2,547,693
                                   ===========     ==============


                                                          Total
                                     Retained     Shareholders'
                                      deficit            equity
                                    -----------   ---------------
                                           NIS thousands
                                    -----------------------------
Balance as at January 1, 2006
(Audited)                           (683,196)       2,478,434

Changes during the six months ended
 June 30, 2006 (Unaudited):
Net earnings for the period            7,363             7,363
Stock-based compensation expenses          -             1,070
Exercise of stock options granted
  to employees                             -               * -
Cumulative foreign currency
  translation adjustments                  -          (102,908)
                                   -----------     --------------
Balance as at June 30, 2006
  (Unaudited)                       (675,833)        2,383,959
                                   ===========     ==============


(1)      Net of the Company holdings and subsidiaries' holdings.
*        Represents an amount lower than NIS 1,000.
The accompanying notes are an integral part of the financial statements.


                                                         Koor Industries Limited
                                                            (An Israeli Company)

Condensed Interim Statement of Changes in Shareholders' Equity
--------------------------------------------------------------------------------


                                                                                                      Cumulative        Dividend
                                                                             Proceeds       Company      foreign        proposed
                                       Number of                                 from        shares     currency      subsequent
                                        ordinary     Share     Capital    issuance of       held by  translation  to the balance
                                      shares (1)   capital    reserves  stock options  a subsidiary  adjustments      sheet date
                                     -----------  --------- ----------  ------------- ------------- ------------  --------------
                                                                                    NIS thousands
                                     -------------------------------------------------------------------------------------------
Balance as at April 1, 2007
(Unaudited)                          16,570,625    564,515    2,566,776     21,715       (6,071)      (281,377)              -

Changes during the three
 months ended June 30, 2007
 (Unaudited):
Net earnings for the period                    -          -            -          -            -              -               -
Dividend proposed subsequent
 to the balance sheet date                     -          -            -          -            -              -         149,857
Stock-based compensation
 expenses                                      -          -           50          -            -              -               -
Exercise of stock options
 granted to employees                     18,479        * -            -          -            -              -               -
Cumulative foreign currency
 translation adjustments, net                  -          -            -          -            -         76,724               -
                                     -----------  --------- ----------  ------------- ------------- ------------  --------------
Balance as at June 30, 2007
 (Unaudited)                          16,589,104    564,515    2,566,826     21,715       (6,071)      (204,653)        149,857
                                     ===========  ========= ==========  ============= ============= ============  ==============

Balance as at April 1, 2006
(Unaudited)                           16,240,301    564,515    2,565,835     21,715       (6,071)        50,571               -

Changes during the three months
 ended June 30, 2006
 (Unaudited):
Net loss for the period                       -          -            -          -            -              -               -
Stock-based compensation expenses             -          -          723          -            -              -               -
Exercise of stock options granted
 to employees                           240,462        * -            -          -            -              -               -
Cumulative foreign currency
 translation adjustments, net                 -          -            -          -            -       (137,496)              -
                                     -----------  --------- ----------  ------------- ------------- ------------  --------------
Balance as at June 30, 2006
 (Unaudited)                         16,480,763    564,515    2,566,558     21,715       (6,071)       (86,929)              -
                                     ===========  ========= ==========  ============= ============= ============  ==============


(1)    Net of the holdings by the Company and subsidiaries.
*      Represents an amount lower than NIS 1,000.

The accompanying notes are an integral part of the financial statements.




[TABLE CONTINUED]



                                                         Total
                                     Retained     Shareholders'
                                      deficit            equity
                                    -----------   ---------------
                                           NIS thousands
                                    -----------------------------
Balance as at April 1, 2007
(Unaudited)                        (546,091)         2,319,467

Changes during the three
 months ended June 30, 2007
 (Unaudited):
Net earnings for the period         151,452            151,452
Dividend proposed subsequent
 to the balance sheet date         (149,857)                 -
Stock-based compensation
 expenses                                 -                 50
Exercise of stock options
 granted to employees                     -                * -
Cumulative foreign currency
 translation adjustments, net             -             76,724
                                   -----------     --------------
Balance as at June 30, 2007        (544,496)         2,547,693
 (Unaudited)
                                   ===========     ==============

Balance as at April 1, 2006
(Unaudited)                        (581,334)         2,615,231

Changes during the three months
 ended June 30, 2006
 (Unaudited):                      (94,499)           (94,499)
Net loss for the period                  -                723
Stock-based compensation expenses
Exercise of stock options granted
 to employees                            -                * -
Cumulative foreign currency
 translation adjustments, net            -           (137,496)
                                   -----------     --------------
Balance as at June 30, 2006
 (Unaudited)                      (675,833)         2,383,959
                                   ===========     ==============

(1)    Net of the holdings by the Company and subsidiaries.
*      Represents an amount lower than NIS 1,000.

The accompanying notes are an integral part of the financial statements.



                                                         Koor Industries Limited
                                                            (An Israeli Company)

Condensed Interim Statement of Changes in Shareholders' Equity (cont'd)
--------------------------------------------------------------------------------



                                                                      Amounts                 Cumulative
                                                                     received      Company       foreign
                               Number of                                   in      shrares      currency                      Total
                                ordinary      Share    Capital     respect of      held by   translation    Retained  Shareholders'
                              shares (1)    capital   reserves  stock options a subsidiary   adjustments    deficit          equity
                             -----------    -------   -------  -------------  ------------  -------------  --------- --------------
                                                                       NIS thousands
                             ------------------------------------------------------------------------------------------------------
Balance as at January 1, 2006
(Audited)                      16,146,668   564,515  2,565,488     21,715        (6,071)        15,983     (683,196)     2,478,434

Changes during 2006
(Audited):
Net loss for the year                   -                    -          -            -               -      (40,648)      (40,648)
Stock-based compensation
expenses                                -         -      1,236          -            -               -            -         1,236
Issuance of stock options
to employees
Exercise of stock options
granted to employees              420,402       * -          -          -            -               -            -           * -
Cumulative foreign
 currency translation
 adjustments, net                       -         -          -          -            -        (249,834)           -      (249,834)
                             -----------    -------   -------  -------------  ------------  -------------  --------- --------------
Balance as at December 31,
 2006 (Audited)                16,567,070   564,515  2,566,724     21,715        (6,071)      (233,851)    (723,844)    2,189,188
                             ===========    =======   =======  =============  ============  =============  ========= ==============







(1) Net of the Company holdings and its subsidiaries' holdings.

* Represents an amount lower than NIS 1,000.



The accompanying notes are an integral part of the financial statements.

                                                         Koor Industries Limited
                                                            (An Israeli Company)

Condensed Interim Statement of Changes in Shareholders' Equity (cont'd)
--------------------------------------------------------------------------------

Convenience translation into U.S. dollars (Note 1A(3))



                                                    Amounts received    Shares held by  Foreign currency                     Total
                                    Share  Capital     in respect of       the company       translation   Retained  Shareholders'
                                  capital reserves     stock options  and subsidiaries       adjustments       loss         equity
                                 -------- ---------  --------------- -----------------  ----------------  ---------- -------------
                                                                        US$ thousands
                                 -------------------------------------------------------------------------------------------------
Balance as at January 1, 2007
 (Audited)                      132,858    604,077          5,111           (1,429)          (55,037)        (170,356)     515,224

Changes during the six months
 ended June 30, 2007
 (Unaudited):
Net earnings for the period           -          -              -                -                 -           64,775       64,775
Adjustment to retained
 earnings in respect of
 investment properties
 (see Note 1B(4))                     -          -              -                -                 -           12,296       12,296
Adjustment to retained earnings
 in respect of in-process
 research and development
 (see Note 1B(5))                     -          -              -                -                 -              407          407
Stock-based compensation expenses     -         24              -                -                 -                -           24
Exercise of stock options granted
 to employees                       * -          -              -                -                 -                -          * -
Cumulative foreign currency
 translation adjustments, net         -          -              -                -             6,872                -        6,872
                                 -------- ---------  --------------- -----------------  ----------------  ---------- -------------
Balance as at June 30, 2007
 (Unaudited)                    132,858    604,101          5,111           (1,429)          (48,165)         (92,878)     599,598
                                 ======== =========  =============== =================  ================  ========== ==============


                                                    Amounts received    Shares held by  Foreign currency                     Total
                                    Share  Capital     in respect of       the company       translation   Retained  Shareholders'
                                  capital reserves     stock options  and subsidiaries       adjustments       loss         equity
                                 -------- ---------  --------------- -----------------  ----------------  ---------- -------------
                                                                        US$ thousands
                                 --------------------------------------------------------------------------------------------------
Balance as at April 1, 2007
 (Unaudited)                     132,858   604,089          5,111           (1,429)          (66,222)        (128,522)     545,885

Changes during the three months
 ended June 30, 2007
 (Unaudited):
Net earnings for the period            -         -              -                -                 -           35,644       35,644
Stock-based compensation expenses      -        12              -                -                 -                -           12
Exercise of stock options granted
 to employees                        * -         -              -                -                 -                -          * -
Cumulative foreign currency
 translation adjustments, net          -         -              -                -            18,057                -       18,057
                                 -------- ---------  --------------- -----------------  ----------------  ---------- -------------
Balance as at June 30, 2007
 (Unaudited)                     132,858   604,101          5,111           (1,429)          (48,165)         (92,878)     599,598
                                 ======== =========  =============== =================  ================  ========== ==============


* Represents an amount lower than NIS 1,000.
The accompanying notes are an integral part of the financial statements.



                                                         Koor Industries Limited
                                                            (An Israeli Company)

Condensed Consolidated Interim Statements of Cash Flows
--------------------------------------------------------------------------------



                                                                                                            Convenience
                                                                                                            translation
                                                                                                             (Note 1A3)
                                                                                                             ----------
                                                                                                 Year        Six months
                                                                                                ended             ended
                                   Six months ended June 30   Three months ended June 30  December 31           June 30
                                   ------------------------   --------------------------
                                      2007        (1) 2006       2007      (1) 2006          (2) 2006              2007
                                   ----------   -----------   ----------   -------------     ---------    -------------
                                           Unaudited                Unaudited                 Audited         Unaudited
                                   ------------------------   --------------------------     ---------    -------------
                                                                  NIS thousands                           US$ thousands
                                   ------------------------------------------------------------------------------------
Cash flows generated by
 operating activities
Net earnings (loss) for the
 year                               275,231         7,363     151,452      (94,499)       (40,648)              64,775
Adjustments to reconcile
 net earnings (loss) to net
 cash flows generated by
 operating activities (A)          (325,553)      (16,909)   (190,259)      92,835         16,273              (76,619)
                                  ------------   ---------   ----------    ---------     -----------         ----------
Net cash outflow
 generated by continuing
 operating activities               (50,322)       (9,546)    (38,807)      (1,664)       (24,375)             (11,844)

Net cash inflow generated
 by discontinued
 operating activities                 9,006        28,567           -       16,306         31,556                2,120
                                  ------------   ---------   ----------    ---------     -----------         ----------
Net cash flows from
 operating activities               (41,316)       19,021     (38,807)      14,642          7,181               (9,724)
                                  ------------   ---------   ----------    ---------     -----------         ----------
Cash flows generated by
 investing activities:
Purchase of fixed assets               (811)         (499)       (353)        (251)        (3,934)                (191)
Amounts charged to
 intangible assets and
 deferred expenses                  (12,633)         (925)     (9,269)           -              -               (2,973)
Proceeds from disposal of
 investments in investee
 companies and others               253,775             -      67,182            -        182,161               59,726
Investment in affiliate and         (10,193)     (285,803)     (9,673)    (269,325)      (923,965)              (2,399)
 others
Proceeds from sale of
 fixed assets and
 intangible assets                        -           195           -          144            910                    -
Investment in venture
 capital companies                   (3,562)       (5,717)          -       (4,733)        (7,417)                (838)
Decrease in other
 investments, net                     2,521         4,109       2,521       18,654          1,649                  593
Decrease in short-term
 deposits
 and investments, net               105,506        32,814      26,062      211,253          1,708               24,831
                                  ------------   ---------   ----------    ---------     -----------         ----------
Net cash inflow (outflow)
 generated by continuing
 investing activities               334,603      (255,826)     76,470      (44,258)      (748,888)              78,749
Net cash outflow generated
 by discontinued
 investing activities                (5,541)      (70,600)     (2,671)      (9,985)       (79,274)              (1,304)
                                  ------------   ---------   ----------    ---------     -----------         ----------
Net cash flows from
 investing activities               329,062      (326,426)     73,799      (54,243)      (828,162)              77,445
                                  ------------   ---------   ----------    ---------     -----------         ----------

(1)      Reclassified with respect to discontinued operations - see Note 7(2) and Note 7(3).
(2)      Reclassified with respect to discontinued operations - see Note 7(3)).

The accompanying notes are an integral part of the financial statements.


                                                         Koor Industries Limited
                                                            (An Israeli Company)

Condensed Consolidated Interim Statements of Cash Flows (cont'd)
--------------------------------------------------------------------------------



                                                                                                            Convenience
                                                                                                            translation
                                                                                                             (Note 1A3)
                                                                                                             ----------
                                                                                                 Year        Six months
                                                                                                ended             ended
                                   Six months ended June 30   Three months ended June 30  December 31           June 30
                                   ------------------------   --------------------------
                                      2007        (1) 2006       2007      (1) 2006          (2) 2006              2007
                                   ----------   -----------   ----------   -------------     ---------    -------------
                                           Unaudited                Unaudited                 Audited         Unaudited
                                   ------------------------   --------------------------     ---------    -------------
                                                                  NIS thousands                           US$ thousands
                                   ------------------------------------------------------------------------------------
Cash flows generated by
 financing activities
Proceeds from issuance of
 debentures                        640,789              -      640,789            -           593,988          150,809
Acquisition of stock
 options by subsidiary                 (76)             -            -            -            (1,138)               -
Dividend paid to minority
 interest in subsidiaries                -           (182)           -            -                 -              (18)
Receipt of long-term loans
 and other long-term
 liabilities                         3,187        142,879        3,187      142,879           142,363              750
Repayment of long-term
 loans, debentures and
 other long-term liabilities        (1,870)        (3,600)      (1,870)      (3,600)          (53,081)            (440)
Increase (decrease) in
 credit from banks and
 others, net                         4,963         (2,700)       4,963        4,547            (2,835)           1,168
                                  ------------   ---------   ----------    ---------     -----------         ----------
Net cash inflow generated
 by continuing financing
 activities                        646,993        136,397      647,069      143,826           679,297          152,269

Net cash inflow (outflow)
 generated by discontinued
 financing activities               (5,647)        51,897            -        1,906            47,643           (1,329)
                                  ------------   ---------   ----------    ---------     -----------         ----------
Net cash flows from
 financing activities              641,346        188,294      647,069      145,732           726,940          150,940
                                  ------------   ---------   ----------    ---------     -----------         ----------


(1) Reclassified with respect to discontinued operations - see Note 7(2) and Note 7(3).
(2)      Reclassified with respect to discontinued operations - see Note 7(3).

The accompanying notes are an integral part of the financial statements.


                                                         Koor Industries Limited
                                                            (An Israeli Company)

Condensed Consolidated Interim Statements of Cash Flows (cont'd)
--------------------------------------------------------------------------------



                                                                                                            Convenience
                                                                                                            translation
                                                                                                             (Note 1A3)
                                                                                                             ----------
                                                                                                 Year        Six months
                                                                                                ended             ended
                                   Six months ended June 30   Three months ended June 30  December 31           June 30
                                   ------------------------   --------------------------
                                      2007        (1) 2006       2007      (1) 2006          (2) 2006              2007
                                   ----------   -----------   ----------   -------------     ---------    -------------
                                           Unaudited                Unaudited                 Audited         Unaudited
                                   ------------------------   --------------------------     ---------    -------------
                                                                  NIS thousands                           US$ thousands
                                   ------------------------------------------------------------------------------------
Translation differences
 in respect of cash balances
 of foreign subsidiaries in
 continuing operations                      -        (1,189)          42      (1,525)         (657)             -

Translation differences
 in respect of cash balances
 of foreign subsidiaries in
 discontinued operations                    -         1,213            -           -            74              -
                                  ------------   ---------   ----------    ---------     -----------     ----------
Increase (decrease) in cash
 and cash equivalents                 929,092      (119,087)     682,103     104,606       (94,624)       218,661

Increase in cash and
 cash equivalents from
 discontinued operations               35,611        10,624       36,100      22,056        52,449          8,381
                                  ------------   ---------   ----------    ---------     -----------     ----------
Increase (decrease) in
cash and cash equivalents
 from continuing
 operations                           964,703      (108,463)     718,203     126,662       (42,175)       227,042

Balance of cash and cash
 equivalents at beginning
 of period                            241,586       283,761      488,086      48,636       283,761         56,858
                                  ------------   ---------   ----------    ---------     -----------     ----------
Balance of cash and cash
 equivalents at end of period       1,206,289       175,298    1,206,289     175,298       241,586        283,900
                                  ============   ==========  ===========   =========     ===========     ==========



(1) Reclassified with respect to discontinued operations - see Note 7(2) and Note 7(3).
(2)      Reclassified with respect to discontinued operations - see Note 7(3).

The accompanying notes are an integral part of the financial statements.


                                                         Koor Industries Limited
                                                            (An Israeli Company)

Condensed Consolidated Interim Statements of Cash Flows (cont'd)
--------------------------------------------------------------------------------



                                                                                                            Convenience
                                                                                                            translation
                                                                                                             (Note 1A3)
                                                                                                             ----------
                                                                                                 Year        Six months
                                                                                                ended             ended
                                   Six months ended June 30   Three months ended June 30  December 31           June 30
                                   ------------------------   --------------------------
                                      2007        (1) 2006       2007      (1) 2006          (2) 2006              2007
                                   ----------   -----------   ----------   -------------     ---------    -------------
                                           Unaudited                Unaudited                 Audited         Unaudited
                                   ------------------------   --------------------------     ---------    -------------
                                                                  NIS thousands                           US$ thousands
                                   ------------------------------------------------------------------------------------
A.    Adjustments to reconcile net
      earnings to net cash flows
      generated by operating
      activities:

Income and expenses not involving
cash flows:

Cumulative effect as of the
 beginning of the year of
 change in accounting method                 -   (62,552)           -           -         (62,552)               -
Earnings from discontinued
 operations                            (10,355)   (3,398)     (13,678)    (11,389)        (13,918)          (2,437)
Minority interest in results of
 subsidiaries, net                         408       958          744      (1,011)          2,430               96
Group's equity in operating
 results of investee
 companies, net                       (230,466)   (3,006)    (119,282)     40,503         139,450          (54,240)
Depreciation and amortization            2,852     2,049        1,734        (369)          5,403              671
Deferred taxes, net                      1,330    14,305          660      15,293          13,869              313
Increase (decrease) in liabilities
in respect of employee
severance benefits, net                   (676)      (46)        (607)        (88)          2,097             (159)
Amortization of stock based
 compensation                              512     1,070          285         723           1,633              120
Net capital losses (gains)
 from realization of:
  Fixed assets and intangible
   assets                                  (34)      (17)         (36)          6             339               (8)
  Investments in affiliates            (25,322)        -       (1,493)          -               -           (5,960)
  Investments in investee
   companies                           (24,748)        -      (14,826)          -         (79,308)          (5,824)
Linkage of debentures and
 amortization of bond discount           3,357    15,935        3,809      17,464          23,765              790
Inflationary erosion (linkage)
 of principal of long-term
 loans and other liabilities             1,345     7,475        5,079       3,256         (25,545)             317
Inflationary erosion (linkage)
 of value of investments,
 deposits and loans receivable         (42,717)  (11,504)     (46,505)     (4,409)         (8,350)         (10,053)
Impairment (reversal) in value
 of assets and investments
 (primarily venture capital
 investments)                           (1,190)   11,654       (1,190)     10,008          (1,504)            (280)
                                     ----------- ---------   ---------    --------        -----------     ----------
                                      (325,704)  (27,077)    (185,306)     69,987          (2,191)         (76,654)
                                     ----------- ---------   ---------    --------        -----------     ----------

(1) Reclassified with respect to discontinued operations - see Note 7(2) and Note 7(3).
(2)      Reclassified with respect to discontinued operations - see Note 7(3).

The accompanying notes are an integral part of the financial statements.


                                                         Koor Industries Limited
                                                            (An Israeli Company)

Condensed Consolidated Interim Statements of Cash Flows (cont'd)
--------------------------------------------------------------------------------



                                                                                                            Convenience
                                                                                                            translation
                                                                                                             (Note 1A3)
                                                                                                             ----------
                                                                                                 Year        Six months
                                                                                                ended             ended
                                   Six months ended June 30   Three months ended June 30  December 31           June 30
                                   ------------------------   --------------------------
                                      2007        (1) 2006       2007      (1) 2006          (2) 2006              2007
                                   ----------   -----------   ----------   -------------     ---------    -------------
                                           Unaudited                Unaudited                 Audited         Unaudited
                                   ------------------------   --------------------------     ---------    -------------
                                                                  NIS thousands                           US$ thousands
                                   ------------------------------------------------------------------------------------
Changes in operating asset
 and liability items:

Decrease (increase) in trade
 receivables and
 other receivables                  (32,559)       (1,885)     (12,325)     25,085         15,782          (7,663)
Decrease (increase) in
 inventories (including
 long-term customer
 advances and deposits)             (11,931)        6,046       (6,358)      3,100         18,035          (2,808)
Increase (decrease) in trade
 payables and other payables         44,641         6,007       13,730      (5,337)       (15,353)         10,506
                                   ---------      --------     --------    ---------     ----------      ----------
                                        151        10,168       (4,953)     22,848         18,464              35
                                   ---------      --------     --------    ---------     ----------      ----------
                                   (325,553)      (16,909)    (190,259)     92,835         16,273         (76,619)
                                   =========      ========     ========    =========     ==========      ==========

                                                                                                            Convenience
                                                                                                            translation
                                                                                                             (Note 1A3)
                                                                                                             ----------
                                                                                                 Year        Six months
                                                                                                ended             ended
                                   Six months ended June 30   Three months ended June 30  December 31           June 30
                                   ------------------------   --------------------------
                                      2007        (1) 2006       2007      (1) 2006          (2) 2006              2007
                                   ----------   -----------   ----------   -------------     ---------    -------------
                                           Unaudited                Unaudited                 Audited         Unaudited
                                   ------------------------   --------------------------     ---------    -------------
                                                                  NIS thousands                           US$ thousands
                                   ------------------------------------------------------------------------------------
B. Non-cash transactions:

Sale of venture capital
 investments                              -             -            -           -         56,159               -
                                   =========      ========     ========    =========     ==========      ==========
Dividend in kind from
 affiliated company                       -             -            -           -         10,470               -
                                   =========      ========     ========    =========     ==========      ==========
Payables on account of
 sale of discontinued
 operation                           36,730             -       36,730           -              -           8,644
                                   =========      ========     ========    =========     ==========      ==========
Realization of advance
 payment on account of sale
 of discontinued operation           26,321             -       26,321           -              -           6,289
                                   =========      ========     ========    =========     ==========      ==========

(1)      Reclassified with respect to discontinued operations - see Note 7(2) and Note 7(3).
(2)      Reclassified with respect to discontinued operations - see Note 7(3).

The accompanying notes are an integral part of the financial statements.



                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at June 30, 2007 (unaudited)
--------------------------------------------------------------------------------



Note 1 - Significant Accounting Policies

         A.       General

         1. These financial statements were prepared in conformity with generally accepted accounting principles applicable to the preparation of interim financial statements, in accordance with Accounting Standard No. 14 of the Israel Accounting Standards Board ("IASB") and with Article 4 of the Securities Regulation (Immediate and Periodic Reports) - 1970.

         2. These financial statements were prepared as at June 30, 2007 and for the six-month period then ended. These financial statements should be read in conjunction with the Company's audited financial statements and accompanying notes as at December 31, 2006 ("the annual financial statements").

         3. The adjusted interim financial statements as at June 30, 2007, and for the six months then ended have been translated into U.S. dollars using the representative exchange rate at that date ($1=NIS 4.249). The translation was made solely for the convenience of the reader.
                  The amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated in these financial statements.

         4. The significant accounting policies were applied in the interim financial statements in a manner consistent with the financial statements at December 31, 2006, except as mentioned in Note 1B below.

         B.       Initial application of new accounting standards

         1.       Accounting Standard No. 27, "Fixed Assets"

                  As from January 1, 2007 the Company implements Accounting Standard No. 27, "Fixed Assets" (hereinafter - the Standard). The Standard prescribes rules for the presentation, measurement and disposition of fixed assets and for the disclosure required in respect thereto. The Standard stipulates, inter alia, that upon the initial recognition of a fixed asset, the entity shall include in the cost of the item all the costs it will incur in respect of a liability to dismantle and remove the item and to restore the site on which it was located. Furthermore, the Standard stipulates that a group of similar fixed asset items shall be measured at cost net of accumulated depreciation, and less impairment losses, or alternatively, at its revalued amount less accumulated depreciation, whereas an increase in the value of the asset to above its initial cost as a result of the revaluation will be directly included the shareholders' equity under a revaluation reserve. Any part of a fixed asset item with a cost that is significant in relation to the total cost of the item shall be depreciated separately, including the costs of significant periodic examinations. The Standard also stipulates that a fixed asset that was purchased in consideration for another non-monetary item in a transaction of commercial substance shall be measured at fair value.

                  The Standard also requires entities to review the residual value, useful life and depreciation method of the asset at least at the end of each fiscal year, and if the expectations differ from the prior estimates the changes are to be treated as a change in accounting estimate.

                  The Company elected to measure the fixed asset items at cost less accumulated depreciation.

                  Application of the new Standard did not have a material impact on the Company's results of operations and its financial position.

         B.       Impact of new accounting standards prior to their application
                  (cont'd)

         2.       Accounting Standard No. 26, "Inventory"

                  As from January 1, 2007 the Company implements Accounting Standard No. 26, "Inventory" (hereinafter - the Standard). The Standard stipulates guidelines for determining the cost of inventory and its subsequent recognition as an expense as well as for determining impairment in value of inventory to its net realizable value. According to the Standard, inventory should be presented according to the lower of cost or net realizable value. The Standard also provides guidelines regarding cost allocation of costs to inventory.

                  The Standard shall be applied retroactively by restating comparative amounts in respect of prior periods.

                  The implementation of the Standard did not have a material impact on the Company's financial position or results of operations.

         3. Accounting Standard No. 23, "Accounting for Transactions Between an Entity and its Controlling Shareholder"

                  As from January 1, 2007 the Company implements Accounting Standard No. 23, "Accounting for Transactions Between an Entity and its Controlling Shareholder" (hereinafter - the Standard). The Standard effectively supersedes the main provisions of Israeli Securities Regulations (Presentation of Transactions Between a Company and its Controlling Shareholder), and provides that assets (excluding intangible assets that do not have an active market) and liabilities in respect of which a transaction has taken place between the entity and its controlling shareholder will be measured according to fair value on the transaction date and the difference between the fair value and the consideration received in the transaction will be recorded within shareholders' equity. A debit amount is essentially a dividend and will therefore be recorded as a reduction of retained earnings. A credit amount is essentially an investment by the shareholder and will therefore be recorded as a separate item within shareholders' equity, "Capital reserve from transactions between the entity and its controlling shareholder".

                  The Standard addresses three issues pertaining to transactions between an entity and its controlling shareholder: transfer of an asset from the controlling shareholder to the entity or transfer of an asset from the entity to the controlling shareholder; assumption, fully or partially, by the controlling shareholder of a liability that the entity has to a third party, indemnification from the controlling shareholder to the entity in respect of an expense, concession, fully or partially, by the controlling shareholder of an amount owed to him by the entity; and loans granted to or by the controlling shareholder. Furthermore, the Standard provides the disclosure required in financial statements pertaining to transactions between the entity and its controlling shareholder during the period.

                  Pursuant to the Standard's transitional provisions, the Company applies the Standard to transactions with controlling interests therein executed after January 1, 2007, as well as to loans granted or received from the controlling interest prior to the Standard's commencement date, beginning from its commencement date.

                  Application of the new Standard did not have a material impact on the Company's results of operations and its financial position.

         B.       Impact of new accounting standards prior to their application
                  (cont'd)

         4.       Accounting Standard No. 16, "Investment Property"

                  As from January 1, 2007 the Company implements Accounting Standard No. 16, "Investment Property" (hereinafter - the Standard). The Standard prescribes rules for recognition, measurement and disposition of investment property and for the disclosure required in respect thereto.

                  The Standard stipulates, inter-alia, that the initial measurement of investment property shall be according to cost, including transaction costs. Furthermore the Standard stipulates that in subsequent periods the entity should choose to measure all of its investment property, either according to cost, after deduction of accumulated depreciation and impairment losses, or according to fair value, in which case adjustments to fair value shall be recorded in the statement of operations.

                  The Company elected to apply the fair value model for measuring its investment property. Therefore, in accordance with the transition requirements of the Standard, on January 1, 2007 the Company recorded an increase in the balance of its investment property in the amount of NIS 28 million. Furthermore, the Company recorded an increase in its investments in affiliates in the amount of NIS 32 million. The Company recorded an adjustment to the opening balance of retained earnings of NIS 52 million in respect of the above.

                  The Company recognizes a liability in respect of property sales tax upon occurrence of an event that gives rise to such a liability, therefore the financial statements do not include a liability for property sales tax in respect of its investment property. The Company estimates that in the event that it were to sell all of its investment property at prices equivalent to the fair value of the investment property as of the balance sheet date, the impact of the liability on the Company's financial statements, taking into account taxes, minority interest and the Company's equity in affiliated companies, would amount to approximately NIS 4 million.

         5.       Accounting Standard No. 30, "Intangible Assets"

                  As from January 1, 2007, the Company implements Accounting Standard No. 30, "Intangible Assets" (hereinafter - the Standard) of the IASB. The Standard prescribes the accounting treatment for intangible assets and defines how to measure the book value of these assets, and provides the disclosure requirements.

                  In accordance with the Standard's transition rules, the Standard shall be applied retroactively, except as set forth hereinafter. With regard to business acquisitions, the Standard shall be applied to business acquisitions that take place from January 1, 2007 and thereafter, whereas with regard to in-process research and development projects acquired within the framework of a business acquisition that occurred prior to January 1, 2007 and that meets the definition of an intangible asset on the acquisition date and that was recorded as an expense on the acquisition date, on January 1, 2007 the acquiring company shall recognize the in-process research and development project as an asset, as well as applicable deferred taxes. The in-process research and development asset shall be recorded at the amount estimated on the acquisition date, less the amortization that would have accrued from the acquisition date until December 31, 2006 according to the useful life of the asset and less impairment losses. This amount shall be recorded as an adjustment to the opening balance of retained earnings as of January 1, 2007.

         B.       Impact of new accounting standards prior to their application
                  (cont'd)

         5.       Accounting Standard No. 30, "Intangible Assets" (cont'd)

                  The Company recorded an expense of NIS 2,443 thousand in respect of in-process research and development projects acquired within the framework of a business acquisition that occurred prior to January 1, 2007. The projects meet the definition of an intangible asset on the acquisition date and therefore on January 1, 2007 the Company recognized the in-process research and development projects as assets in the amount of NIS 1,728 thousand (after recognition of applicable deferred taxes) against an adjustment to the opening balance of retained earnings as of January 1, 2007.

                  As from January 1, 2007 certain of the Company's investees examine the criteria for recognition of intangible assets in respect of development activities. Such investees did not recognize intangible assets in respect of past development activities as such investees did not examine the criteria or document them in prior periods.

         6. Accounting Standard No. 29, "Adoption of International Financial Reporting Standards (IFRS)"

                  In July 2006 the IASB published Accounting Standard No. 29, "Adoption of International Financial Reporting Standards
                  (IFRS)" (hereinafter - the Standard). The Standard determines that entities that are subject to the Securities Law - 1968 and that are required to report according to the regulations of this law, shall prepare their financial statements according to IFRS for periods commencing from January 1, 2008. The Standard allows for early adoption as from financial statements published after July 31, 2006.

                  The initial implementation of IFRS shall be effected in accordance with the rules set forth in International Financial Reporting Standard No. 1, "Initial Adoption of IFRS".

                  According to IFRS 1, the Company is required to include as a note to its financial statements for December 31, 2007, the balance sheet data as at December 31, 2007 and the statement of operations data, after application of the IFRS rules for recognition, measurement and disclosure.

                  The Company intends to implement IFRS as of its financial statements for the period commencing January 1, 2008.

Note 2 - Rates of Change in the Consumer Price Index and Foreign Currency Exchange Rates

                  Below are the rates of change that occurred in the Consumer Price Index and in the exchange rates of the U.S. Dollar during the reporting periods:

                                            Israeli         Exchange rate
                                                CPI         of one Dollar
                                          ---------         --------------
                                             Points                  NIS
                                          ---------         --------------
 At June 30, 2007                            186.67                4.249
 At June 30, 2006                            187.92                4.440
 At December 31, 2006                        184.87                4.225

                                         Change in %          Change in %
                                          ---------         --------------
 For the six months ended June 30, 2007         1.0                  0.6
 For the three months ended June 30, 2007       1.2                  2.3
 For the six months ended June 30, 2006         1.6                 (3.5)
 For the three months ended June 30, 2006       1.0                 (4.8)
 For the year ended December 31, 2006          (0.1)                (8.2)


Note 3 - Information Regarding Certain Investees

         A. Makhteshim Agan Industries Ltd. ("M-A Industries") - an affiliate

         1. Under the terms of the securitization agreement of M-A Industries and its subsidiaries from September 2004, to sell customer receivables to financial institutions, the balance of trade receivables sold for cash as at the balance sheet date amounted to approximately $275 million (June 30, 2006 - $250 million; December 31, 2006 - $ 175.8 million).

                  The maximum amount of financial resources expected to be made available to the purchasing companies to purchase the trade receivables of the subsidiaries is approximately $275 million, on a current basis, so that the proceeds received from the customers whose receivables had been sold will be used to purchase new trade receivables.

         2. M-A Industries and its subsidiary in Brazil (Milenia) undertook, if certain conditions are met, to indemnify financial institutions for credit received by customers of Milenia from those financial institutions, and which was used to repay the debts of these customers to Milenia from its sales to these customers.
                  The indemnification amount as at the balance sheet date is $51 million (June 30, 2006 - $83 million, December 31, 2006 - $65 million).

         3. During the first six months of 2007, approximately $ 675 thousand par value of M-A Industries debentures issued in a private placement in March 2004 to institutional investors, were converted into approximately 149 thousand ordinary shares NIS 1 par value of M-A Industries. Furthermore, NIS 30,617 thousand par value of debentures (Series A) of M-A Industries were converted into 3,365 thousand ordinary shares, NIS 1 par value, of M-A Industries and approximately 754 thousand employee stock options were exercised for approximately 436 thousand ordinary shares NIS 1 par value of M-A Industries. As a result, during the six month period ended June 30, 2007, the Company recorded a loss of approximately NIS 20 million, which is included within the Group's equity in the operating results of investee companies, net. The Company's holding in the voting rights of M-A Industries as of June 30, 2007 is 39.1%.

         A. Makhteshim Agan Industries Ltd. ("M-A Industries") - an affiliate (cont'd)

         4. Accounting treatment of options granted under the M-A Industries' 2005 option plan

                  On March 13, 2005, M-A Industries' Board of Directors approved an employee share option plan, an immediate report and related description in respect of which was published on March 14, 2005. Relying on the transitional rules of Accounting Standard 24, "Share-Based Payments", M-A Industries did not apply that Standard to the grants made under the option plan, and did not record an expense in respect thereof, pursuant to the Standard's transitional rules which provide that the Standard applies to grants after March 15, 2005, and which had not vested prior to January 1, 2006.

                  In connection with review of the draft prospectus submitted by M-A Industries for listing of bonds it issued, and following a meeting with the staff of the Israeli Securities Authority on May 8, 2007, questions arose regarding the factual circumstances leading to removal of the grants from application of the aforesaid Standard.

                  M-A Industries' Board of Directors decided to re-examine the facts on the basis of which the grants were treated for accounting purposes, under the supervision of M-A Industries' Audit Committee.

                  M-A Industries' Board of Directors has decided to re-examine the facts on the basis of which the grants were treated for accounting purposes, under the supervision of M-A Industries' Audit Committee. The outcome of the examination is that due to immateriality, among other reasons, M-A Industries is not required to restate its financial statements and is not required to record additional expenses in respect of the options granted under the 2005 plan.

         5.       Seasonality

                  Sales of crop protection products are directly dependent on the agricultural seasons and the cycle of crop production. Therefore, M-A Industries' revenues are not distributed evenly throughout the year. Countries in the Northern Hemisphere are characterized by similar timing of the agricultural seasons and the highest sales to these countries usually take place during the months February-April. The seasonality in the Southern Hemisphere is opposite and most of the sales take place during the months August-November, with the exception of Australia where most of the sales take place in April-July. M-A Industries' worldwide activities are conducive to balancing the seasonality impact even though M-A Industries has higher sales in the Northern Hemisphere.

         B.       ECI Telecom Ltd. ("ECI") - an affiliate

         1. During the first quarter of 2007, as ECI's affiliated company Veraz Networks Inc. ("Veraz"), made significant progress towards completion of its initial public offering, ECI's management determined that it is more likely than not that a portion of ECI's capital loss carryforwards for tax purposes will be utilized against capital gains that ECI will generate from the future sale of its shares in Veraz. As a result, ECI released part of its deferred tax asset valuation allowance and recognized an income tax benefit in the amount of $ 12.5 million.

         2. On April 4, 2007, Veraz issued its shares to the public and its shares began to trade on NASDAQ. Veraz raised gross proceeds of $ 54 million, before underwriting discounts and expenses, from the sale of 6.75 million shares at the public offering price of $8 per share. In addition, ECI sold in the offering 2.25 million shares of Veraz for a total gross consideration of $18 million. Following the offering, ECI's holding in Veraz were reduced to 27.5% (on a non-diluted basis). In accordance with generally accepted accounting principles in Israel, during the second quarter of 2007 ECI recorded a gain approximately $ 15.5 million in respect of the abovementioned sale of shares and an additional gain of $ 12 million in respect of ECI's share in the increase in the shareholders' equity of Veraz pursuant to the offering. The Company's share in these gains is approximately NIS 31 million.

         3. In January 2005, ECI was named one of the defendants in a purported class action complaint filed in the United States against ECtel, certain directors and officers of ECtel, and against ECI. The complaint alleged violations of U.S. Federal Securities laws by ECtel and breach of fiduciary duties by the individual defendants, in connection with disclosure of ECtel's financial results, between April 2001 and April 2003. It also alleged that ECI was the controlling shareholder of ECtel during this period and, as such, influenced and controlled the purported actions by its subsidiary. Damages claimed by the plaintiff were not quantified.
                  In July 2006, the United States District Court for the District of Maryland granted ECI's and ECtel's motions to dismiss the securities class action lawsuit.

                  In August 2006, the plaintiff filed a motion for reconsideration, alleging new evidence against ECtel, which was denied in March 2007. The plaintiff has appealed the dismissal.

                  ECI's management, based on the opinion of its legal advisors, believes that the allegations made in the complaint with respect to it are without merit, therefore no provision has been recorded in the financial statements in respect thereof.

         B.       ECI Telecom Ltd. ("ECI") - an affiliate (cont'd)

         4. ECI prepares its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). Below is the adjustment of the net earnings of ECI as reported in accordance with U.S. GAAP to net earnings in accordance with Israeli GAAP:




                                                                                                                    For the year
                                                                                                                       ended
                                 Six months ended June 30                Three months ended June 30                 December 31
                                ---------------------------       ----------------------------------------         ----------------
                                     2007           2006                2007                    2006                   2006
                                -------------  -------------      --------------          ----------------         ----------------
                                US$ thousands  US$ thousands       US$ thousands           US$ thousands           US$ thousands
                                -------------  -------------      --------------          ----------------         ----------------
                                  (Unaudited)   (Unaudited)         (Unaudited)              (Unaudited)             (Audited)
                                -------------  -------------      --------------          ---------------          ----------------
Net earnings of ECI
 as reported
 in conformity with
 U.S. GAAP                         43,485          12,699              24,773                   9,637                  22,095

Adjustments:
Share-based
 payments expenses                 (2,143)            735                (962)                    107                     786
Financing income
 (expenses) from
 derivative financial
 statements                             9          (5,015)                529                    (633)                 (5,745)
Realization of excess
 cost allocated to
 intangible assets                    207              47                 187                       -                      55
Loss (gain) on
 marketable securities                 35            (233)                (17)                   (103)                     19
Capitalized of R&D
 expenditures                      12,729               -               6,700                       -                       -
ECI's equity in
 results of affiliate                   -          (1,704)                  -                  (1,384)                  1,704
Gain from issue of
 shares  by affiliated
 company *                         12,000               -              12,000                       -                       -
Distribution of
 available-for-sale
 securities as
 dividend-in-kind                       -          (4,075)                  -                  (4,075)                 (4,075)
Cumulative effect as
 of the beginning of
 the year of change
 in accounting method                   -           1,704                   -                       -                  (1,704)
                               ------------     ------------        -------------           ---------------         ---------------
Net earnings of ECI
 in conformity with
 Israeli GAAP                      66,322           4,158              43,210                   3,549                  13,135
                               ============     ============        =============           ===============         ===============

* According to US GAAP, the gain will be recorded during the third quarter of 2007.


         5. On July 2, 2007 ECI entered into a merger agreement according to which all its shares will be sold to the Swarth Group. See
                  Note 6.

         C.       Koor Corporate Venture Capital - a consolidated partnership

         On January 11, 2007, the Company sold all shares held by Koor and Koor Corporate Venture Capital in Scopus Video Networks Ltd. The Company's total proceeds from the transaction amounted to approximately $16 million in cash. As a result of this transaction, the Company recorded a gain of approximately NIS 23 million in the first quarter of 2007.

         D. Sheraton-Moriah (Israel) Ltd. ("Sheraton Moriah") - a former subsidiary

         On April 26, 2007 the Company completed the sale of its entire 56.5% shareholding in Sheraton Moriah Israel Ltd. ("Sheraton") to Azorim Tourism Ltd. for total consideration of approximately $24 million. The first installment in the amount of $6.3 million was received on December 21, 2006, and the second in the amount of approximately $8.6 million was received on the date of the closing. The remaining amount of $9.1 million, guaranteed by Azorim Investment in Development and Building Corporation Ltd., will be received no later than March 27, 2008, as follows: (a) One half of the said amount shall be paid in NIS (in accordance with the last representative dollar exchange rate known on the date of payment); and (b) The other half shall be paid in NIS (in accordance with the representative dollar exchange rate known on the date of execution of the agreement), linked to the rate of change of the Israeli Consumer Price Index (CPI) known on March 27, 2008 relative to the CPI known on the date of execution of the agreement (Basic Index), and such that the said amount shall, in no event, be lower than the amount calculated according to the Basic Index. Following the closing of the transaction the Company was released from guaranties provided to banks to secure bank debt of Sheraton Moriah in the amount of approximately $9.2 million. The Company recorded a gain as a result of the transaction of approximately NIS 14 million in the second quarter of 2007.
         Pursuant to the sale, as of the financial statements for the first quarter of 2007, Sheraton has been presented as a discontinued operation. See Note 7(3).

         E.       Knafaim Holdings Ltd. ("Knafaim")

         Further to the agreement signed in May 2007, on June 18, the Company completed the sale of its entire holding in Knafaim (9.2%) for total consideration of approximately $13.7 million, reflecting a price per share of $10.47 ("purchase price").

         Under the agreement, should the purchaser sell the shares purchased at the closing date, to any third party, during a period of 12 months commencing from the closing date, at a price per share higher than the purchase price, the purchaser will pay the Company additional consideration in the amount of the difference between the sale price and the purchase price, net of interest accrued, multiplied by the lower of the number of shares sold or the number of shares purchased from the Company.

         The Company recorded a gain as a result of the transaction of approximately NIS 15 million in the second quarter of 2007.

Note 4 - Contingent Liabilities and Commitments

         A. On September 21, 2004 a suit was filed with the Tel Aviv District Court against the Company, Bezeq - the Israel Telecommunications Company Ltd. ("Bezeq"), Tadiran Ltd. (a subsidiary of Koor - "Tadiran"), Tadiran Telecommunications Ltd. (a former subsidiary of Koor which was merged with ECI - "Telecommunications"), Tadiran Public Switching Ltd., (a former subsidiary in Telecommunications), and Telrad Networks Ltd. (an affiliate of Koor - "Telrad Networks") in connection with the public switches. A motion for recognition of the suit as a class action was filed together with the suit in accordance with the Anti-Trust Law, 1988 ("the Anti-Trust Law"), and according to Civil Procedure regulations. In the Statement of Claim, the plaintiff alleges that during the previous decade, the defendants had engaged in activities prohibited by the Anti-Trust Law that resulted in damages to Bezeq's customers. In respect of the actions alleged by the Plaintiff, the Plaintiff is asking for damages for the group that he is seeking to represent in the amount of NIS 1.7 billion.

                  On March 10, 2005, the Company and the other defendants submitted to the District Court their clarified objection to the request of the plaintiff to certify the claim as a class action. On December 5, 2005 the Plaintiff filed his response to the said objection.

                  In the opinion of the management which is based on the opinion of its legal counsel, the chances of the claim and of the certification of the claim as a class action are remote.

                  Further to the sale of shares of Telrad Networks, Koor committed to indemnify the purchasers in the event that a court ruling will increase the amount of expenses to be paid by Telrad Networks to an amount exceeding that stated in the share purchase agreement.


         B. On February 20, 2007 a suit was filed with the Tel Aviv District Court against the Company and several directors and officers of the Company and of United Steel Mills Ltd. (in liquidation) ("Steel Mills"), a former subsidiary of the Company, and various other parties. A motion for recognition of the suit as a class action was filed together with the suit.

                  Steel Mills issued convertible bonds by means of a prospectus to the public in February 1993. The bonds were to be repaid in three installments on January 31, 1999, 2000 and 2001. The first installment was repaid by Steel Mills, but the other two installments have not been repaid. In March 2000 Steel Mills began to be managed under a stay of proceedings order by the Haifa District Court, which was later altered to a liquidation order. The convertible bonds were unsecured and the assets of the company were insufficient, thus the last two installments of the bonds were not repaid.

                  In the Statement of Claim, the plaintiff alleges that the defendants are responsible for false representations made by them and for which they are responsible, and upon which he acted.

                  In the event that the suit will be recognized as a class action, the Plaintiff is asking for damages for the group that he is seeking to represent in the amount of NIS 25 million.

                  On June 25, 2007, responses to the request for recognition as a class action was filed with the Court on behalf of the defendants, detailing their objections to the plaintiff's request for recognition of the suit as a class action.
                  The responses include significant arguments against recognition of the claim as a class action. Despite the fact that the plaintiff has not yet filed his response to the defendants' response, it appears that the chances of the request for recognition of the claim as a class action are remote and therefore no provision has been made in the financial statements in respect of this matter.


Note 5 - Significant Events during the Reporting Period

         1. On May 10, 2007, pursuant to completion of an offering to institutional investors in Israel the Company issued debentures with a par value of approximately NIS 595 million, for consideration of approximately NIS 640 million, implying an effective interest rate of 4.05%, linked to the Israeli CPI. The debentures will be considered part of the Series H debentures issued on August 20, 2006 by the Company to the public in Israel pursuant to the prospectus dated August 13, 2006 and the terms of the debentures are identical to the terms of the Series H debentures issued under the prospectus. The debentures are linked to the Israeli CPI and bear annual interest of 5.1%. The debentures will be repaid in five equal installments on September 1 of each year from 2012 through 2016. The interest is payable on the outstanding balance of the debentures, on September 1 of each year from 2007 through 2016.

                  The debentures have been approved for trading on the Tel-Aviv Stock Exchange. The sale of the debentures by the institutional investors is subject to lock-up arrangements provided under the Israeli Securities Law, 1968 and its regulations.

                  The debentures have not been and will not be registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons, absent registration or an applicable exemption from registration requirements.

         2. On June 18, 2007, the delisting of the Company's American Depositary Receipts (hereinafter - ADR's) from the New York Stock Exchange (hereinafter - NYSE) became effective. The delisting follows the decision of the Company's Board of Directors from May 2007 to delist the ADR's voluntarily from the NYSE and to terminate the ADR program with BONY.

                  Following termination of the ADR program, no additional ADR's may be issued. Holders of ADRs will, however, be entitled to return their ADRs to BONY before September 18, 2007 and receive the appropriate number of underlying ordinary shares (each ADS represents 0.20 of an ordinary share), subject to cancellation fees charged by BONY. For ADRs not submitted to BONY for exchange by September 18, 2007, BONY will sell the underlying ordinary shares at the price that BONY can obtain on the Tel Aviv Stock Exchange. The remaining ADR holders may obtain the cash proceeds from the sale, net of any applicable charges, by returning their ADRs to BONY after September 18, 2007.

         3. On June 11, 2007 the Company's General Shareholders Meeting approved the arrangement between the Company and Discount Investment Corporation Ltd. for participation in the compensation costs of the Chief Executive Officer of the Company. According to the arrangement, the Company will bear 80% of the compensation costs of the Chief Executive Officer of the Company. Prior to the approval of the General Shareholders' Meeting, the arrangement was approved by the Company's Audit Committee and by the Company's Board of Directors.



Note 6 - Events Subsequent to the Balance Sheet Date

         1. On July 2, 2007 ECI , in which the Company has a holding of approximately 28%, reported the signing of a merger agreement, whereby ECI will be sold in its entirety to Swarth Investments and certain investment funds (hereinafter - the Buyers). According to the agreement, the shareholders of ECI will receive $ 10 per share in cash upon consummation of the transaction, amounting to approximately $1.2 billion (hereinafter - the merger transaction). ECI's Board of Directors approved the transaction and recommended that ECI's shareholders vote in favor of it.

                  The Company, Clal Industries and Investments Ltd., a company controlled by the Company's controlling shareholder, and a group led by Carmel Ventures, which together hold approximately 44% of the outstanding share capital of ECI, have undertaken towards the buyers to exercise the voting power of their shares in ECI to approve the merger transaction. These undertakings will expire if the Board of Directors of ECI changes its recommendation to approve the acquisition of ECI by the current buyers.

                  Under the terms of the merger, until July 31, 2007, ECI was entitled to solicit alternative transactions from other entities. ECI may also, at any time and subject to the provisions of the merger agreement, consider offers it receives without its solicitation. If ECI chooses to accept a preferable alternative offer, ECI will pay the Buyers an agreed compensation amount for termination of the agreement with them. ECI estimates that the transaction will take place during the fall of 2007. In the event of the closing of the abovementioned transaction, ECI's shares will cease to trade on NASDAQ. The closing of the transaction is subject to the approval of the general meeting of the shareholders of ECI, to certain regulatory approvals and to other standard closing terms. At this stage, there is no certainty that the transaction will be completed.

                  In the event of the closing of the abovementioned transaction, the Company expects to receive in consideration of its holdings in ECI's shares, an amount of approximately USD 330.5 million, and to record upon closing a gain which is estimated by the Company at this stage of NIS 569 million, based on the exchange rate of the dollar as of August 13, 2007 and on the financial statements of ECI for the second quarter of 2007.


         2. On August 15, 2007 the Company's Board of Directors resolved to distribute an interim dividend of NIS 150 million to be paid on September 6, 2007 to the shareholders of record on August 22, 2007.

Note 7 - Discontinued Operations

         1.       Koor Trade Ltd.

         On April 25, 2006, the Company signed an agreement for the sale of its entire holdings in Koor Trade, including shareholder loans, to a group of managers, including one of the Company's senior executives, for $8.3 million. The transaction was completed in the second quarter of 2006, and the entire cash proceeds of $8.3 million were received.
         In the event that the buyers sell their holding in Koor Trade or a certain affiliated company of Koor Trade during a three-year period, at a price that exceeds the sale price (or the price fixed in the agreement for the value of the aforesaid affiliated company), the sale price will be increased by an incremental amount as set forth in the agreement.

         Following the resolution of the Company's Board of Directors from 2005 to sell Koor Trade, Koor Trade has been presented as a discontinued operation commencing from the Company's financial statements for the year ended December 31, 2005.

         The sale of Koor Trade did not have a significant impact on the Company's financial results.

         Following are the results of operations of the discontinued operations, as included in the financial statements, for the:


                                                                Six months             Three months              Year ended
                                                             ended June 30            ended June 30             December 31
                                                             -------------          ---------------          --------------
                                                                      2006                     2006                    2006
                                                             -------------          ---------------          --------------
                                                                 Unaudited                Unaudited                 Audited
                                                             -------------          ---------------          --------------
                                                             NIS thousands            NIS thousands           NIS thousands
                                                             ----------------       -----------------        ------------------

         Revenues and earnings
         Revenue from sales and services                           41,203                        -                  41,203
         Other income                                               4,599                    3,961                   4,599
                                                             ----------------       -----------------        ------------------
                                                                   45,802                    3,961                  45,802
                                                             ----------------       -----------------        ------------------
         Costs and losses
         Cost of sales and services                                27,309                        -                  27,309
         Selling and marketing expenses                             7,431                        -                   7,431
         General and administrative expenses                        4,495                        -                   4,495
         Other expenses                                             2,840                        -                   2,840
         Finance (income), net                                       (318)                       -                    (318)
                                                             ----------------       -----------------        ------------------
                                                                   41,757                        -                  41,757
                                                             ----------------       -----------------        ------------------
         Earnings before income tax                                 4,045                    3,961                   4,045
         Income tax                                                (1,459)                       -                  (1,459)
                                                             ----------------       -----------------        ------------------
                                                                    2,586                    3,961                   2,586
         Minority interest in subsidiaries' results, net             (253)                       -                    (253)
                                                             ----------------       -----------------        ------------------
         Net earnings for the period                                2,333                    3,961                   2,333
                                                             ================       =================        ==================


         2.       Isram Wholesale Tours and Travel Ltd.

         On December 28, 2006 the Company sold its entire holding in Isram Wholesale Tours and Travel Ltd. ("Isram") for total consideration of $1.26 million. The Company recorded a capital gain of approximately NIS 8 million in respect of the sale.
         Pursuant to the sale, Isram has been presented as a discontinued operation.
         Following are the assets and liabilities relating to the discontinued operation as at:

                                                                  June 31
                                                                     2006
                                                           --------------
                                                                Unaudited
                                                           --------------
                                                            NIS thousands
                                                           ----------------
         Assets related to discontinued operation:
         Cash and cash equivalents                                19,887
         Short-term deposits and investment                       15,664
         Trade receivables                                        17,986
         Other long-term investments and receivables               1,172
         Fixed assets, net                                         1,363
         Intangible assets, deferred tax assets and
          deferred expenses, net                                   3,516
                                                           ----------------
                                                                  59,588
                                                           ================
         Liabilities related to discontinued operation:
         Trade payables                                           19,589
         Customer advances                                        29,735
         Other payables                                           10,673
         Liability for employee severance benefits, net              280
         Minority interest                                          (351)
                                                           ----------------
                                                                  59,926
                                                           ================

         2.       Isram Wholesale Tours and Travel Ltd. (cont'd)

         Following are the results of operations of the discontinued operation, as included in the financial statements for the:


                                                                Six months             Three months              Year ended
                                                             ended June 30            ended June 30             December 31
                                                        -------------------        ------------------       -----------------
                                                                      2006                     2006                    2006
                                                        -------------------        ------------------       -----------------
                                                                 Unaudited                Unaudited                 Audited
                                                        -------------------        ------------------       -----------------
                                                             NIS thousands            NIS thousands           NIS thousands
                                                         -------------------       ------------------       -----------------
         Revenues and earnings
         Revenue from sales and services                          134,312                   89,615                  253,473
         Other income                                                   -                        -                    8,001
                                                         -------------------       ------------------       -----------------
                                                                  134,312                   89,615                  261,474
                                                         -------------------       ------------------       -----------------
         Costs and losses
         Cost of sales and services                               116,142                   77,937                  219,573
         Selling and marketing expenses                             2,555                    1,425                    5,143
         General and administrative expenses                       12,279                    5,943                   23,413
         Finance income, net                                         (260)                    (185)                   (262)
                                                         -------------------       ------------------       -----------------
                                                                  130,716                   85,120                  247,867
                                                         -------------------       ------------------       -----------------
         Earnings before income tax                                 3,596                    4,495                   13,607
         Income tax                                                  (826)                    (663)                 (5,240)
                                                         -------------------       ------------------       -----------------
                                                                    2,770                    3,832                    8,367
         Minority interest in subsidiaries' results, net             (952)                  (1,144)                   (226)
                                                         -------------------       ------------------       -----------------

         Net earnings for the period                                1,818                    2,688                    8,141
                                                         ===================       ==================       =================


         3.       Sheraton Moriah (Israel) Ltd. ("Sheraton")

         On April 26, 2007 the Company completed the sale of its entire 56.5% shareholding in Sheraton to Azorim Tourism Ltd. See Note 3D. Pursuant to the sale, Sheraton has been presented as a discontinued operation as of the financial statements of the Company for March 31, 2007.

         Following are assets and liabilities relating to the discontinued operation as at:



                                                                                          Year ended
                                                                    June 30              December 31
                                                                                    ---------------------
                                                                       2006                     2006
                                                        ----------------------      ---------------------
                                                                  Unaudited                  Audited
                                                        ----------------------      ---------------------
                                                              NIS thousands            NIS thousands
                                                         ---------------------      ---------------------
         Assets related to discontinued operation:
         Cash and cash equivalents                                  31,082                   35,611
         Trade receivables                                          46,535                   49,031
         Other accounts receivable                                  28,131                   17,935
         Inventories                                                 4,607                    3,409
         Investments in affiliates                                   3,510                    2,043
         Other long-term investments and receivables                24,598                   23,184
         Fixed assets, net                                         680,084                  665,870
         Intangible assets, deferred tax assets and
          deferred expenses, net                                    17,530                   17,562
                                                         ---------------------      ---------------------
                                                                   836,077                  814,645
                                                         =====================      =====================

         Liabilities related to discontinued operation:
         Credit from banks and others                               22,032                   20,167
         Trade payables                                             33,140                   27,372
         Other payables                                             28,442                   29,907
         Customer advances                                           5,922                    3,262
         Long-term bank loans                                      590,541                  569,759
         Liability for employee severance benefits, net              3,955                    4,102
         Deferred tax liabilities                                   10,460                   10,977
         Minority interest                                          69,308                   72,175
                                                         ---------------------      ---------------------
                                                                   763,800                  737,721
                                                         =====================      =====================


         3.       Sheraton Moriah (Israel) Ltd. ("Sheraton") (cont'd)

         Following are the results of operations of the discontinued operation, as included in the financial statements for the:


                                                                                                              Year ended
                                          Six months ended June 30          Three years ended June 30        December 31
                                  ---------------------------------   --------------------------------
                                             2007             2006              2007             2006               2006
                                  ----------------  ---------------   ---------------  ---------------  ------------------
                                        Unaudited        Unaudited         Unaudited        Unaudited            Audited
                                  ----------------  ---------------   ---------------  ---------------  ------------------
                                    NIS thousands    NIS thousands     NIS thousands    NIS thousands      NIS thousands
                                  ----------------  ----------------  ---------------  ---------------  ------------------
         Revenues and
          earnings
         Revenue from
          sales and services              69,690          158,738                 -           93,066            312,801
         Company's equity
          in the operating
          results of investee
          companies, net                     360               (9)                -              244              1,006
         Other income                     13,678             (584)           13,678             (792)             4,714
                                  ----------------  ----------------  ---------------  ---------------  ------------------
                                          83,728          158,145            13,678           92,518            318,521
                                  ----------------  ----------------  ---------------  ---------------  ------------------
         Costs and losses
         Cost of sales and                56,373          112,288                 -           61,621            227,622
          services
         Selling and                       3,553            8,643                 -            4,948             16,231
          marketing
          expenses
         General and                      10,112           22,495                 -           11,968             47,087
          administrative
          expenses
         Other expenses                      102                -                 -                -                  -
         Finance expenses,
          net                              5,188           13,562                 -            3,854             16,455
                                  ----------------  ----------------  ---------------  ---------------  ------------------
                                          75,328          156,988                 -           82,391            307,395
                                  ----------------  ----------------  ---------------  ---------------  ------------------
         Earnings before
          income tax                       8,400            1,157            13,678           10,127             11,126
         Income tax                         (568)          (2,442)                -           (1,358)            (4,698)
                                  ----------------  ----------------  ---------------  ---------------  ------------------
                                           7,832           (1,285)           13,678            8,769              6,428
                                  ----------------  ----------------  ---------------  ---------------  ------------------
         Minority interest in
          subsidiaries'
          results, net                     2,523              532                 -           (4,029)            (2,984)
                                  ----------------  ----------------  ---------------  ---------------  ------------------
         Net (loss) earnings
          for the period                  10,355             (753)           13,678            4,740              3,444
                                  ================  ================  ===============  ===============  ==================


Note 8 - Business Segments

         Information regarding business segments of the Koor Group:



                                                                                                        For the year
                                                                                                               ended
                                      Six months ended June 30          Three months ended June 30       December 31
                                --------------------------------  --------------------------------
                                          2007         (1) 2006             2007         (1) 2006           (2) 2006
                                ----------------  --------------  ---------------- ---------------   -----------------
                                 NIS thousands    NIS thousands    NIS thousands    NIS thousands      NIS thousands
                                ----------------  --------------  ---------------- ---------------   -----------------
                                   (Unaudited)      (Unaudited)      (Unaudited)      (Unaudited)          (Audited)
                                ----------------  --------------  ---------------- ---------------   -----------------
Revenues from sales and
services

Telecommunications                    114,474          136,650           63,135           61,972            260,384
Others                                  3,739            5,006            1,460            2,585             10,068
                                ----------------  --------------  ---------------- ---------------   -----------------
                                      118,213          141,656           64,595           64,557            270,452
                                ================  ==============  ================ ===============   =================
Group's equity in the results
of investee companies, net

Telecommunications                     73,804          (76,904)          47,934          (56,065)          (106,781)
Agro-chemicals                        155,589          138,859           71,459           53,160             65,925
Venture capital
 investments                                -           (2,221)               -           (1,677)            (4,739)
Others                                  4,596              810            1,716              815              8,040
                                ----------------  --------------  ---------------- ---------------   -----------------
                                      233,989           60,544          121,109           (3,767)           (37,555)
                                ================  ==============  ================ ===============   =================
Earnings (losses) before
income tax

Telecommunications                     70,600          (78,583)          50,354          (60,593)          (121,613)
Agro-chemicals                        155,589          138,859           71,459           53,160             65,925
Venture capital
 investments                           24,320          (14,033)             919          (11,826)            39,585
Others                                  4,805            1,188            2,381              757             11,816
                                ----------------  --------------  ---------------- ---------------   -----------------
Total                                 255,314           47,431          125,113          (18,502)            (4,287)

Joint general income
 (expenses)                            15,580          (30,643)          11,364          (27,850)            (8,250)

Financing expenses, net                (6,527)         (57,684)           1,609          (43,774)           (97,480)
                                ----------------  --------------  ---------------- ---------------   -----------------
Earnings (losses)
before income tax                     264,367          (40,896)         138,086          (90,126)          (110,017)
                                ================  ==============  ================ ===============   =================


(1)      Reclassified with respect to discontinued operations - see Note 7(2) and Note 7(3).
(2)      Reclassified with respect to discontinued operations - see Note 7(3).



                                Makhteshim-Agan Industries Ltd.

                                     Condensed Consolidated
                                      Financial Statements
                                          (Unaudited)
                                      As at June 30, 2007
                                       (In U.S. Dollars)

                                                 Makhteshim-Agan Industries Ltd.

Condensed Financial Statements as at June 30, 2007 (Unaudited)
--------------------------------------------------------------------------------


Contents


                                                                            Page

Auditors' Review Report                                                        2


Unaudited Financial Statements:


Condensed Consolidated Balance Sheets                                          3


Condensed Consolidated Statements of Income                                    4


Condensed Statements of Changes in Shareholders' Equity                        5


Condensed Consolidated Statements of Cash Flows                                8


Notes to the Financial Statements                                             12

[KPMG GRAPHIC OMITTED]

          Somekh Chaikin                             Telephone  972 3  684  8000
          KPMG Millennium Tower                      Fax        972 3  684  8444
          17 Ha'arba'a Street, PO Box 609            Internet   www.kpmg.co.il
          Tel Aviv 61006 Israel





The Board of Directors
Makhteshim-Agan Industries Ltd.
-------------------------------

Dear Sirs,


Review of the unaudited interim condensed consolidated financial statements as at June 30, 2007

At your request, we have reviewed the interim condensed consolidated balance sheet of Makhteshim-Agan Industries Ltd. and its subsidiaries as at June 30, 2007, and the related condensed consolidated statements of income, condensed changes in shareholders' equity and condensed cash flows for the six-month and three-month periods then ended.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel and included, inter alia, reading the said financial statements, reading the minutes of shareholders' meetings and of meetings of the Board of Directors and its committees, as well as making inquiries of persons responsible for financial and accounting matters.

We received review reports of other auditors, regarding the interim financial statements of certain subsidiaries, whose assets constitute 5.6% of the total consolidated assets as at June 30, 2007 and whose revenues constitute 7.9% and 7.2% of the total consolidated revenues for the six-month and three-month periods then ended.

Since the review performed is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said interim consolidated financial statements.

In the course of our review, which included reading the review reports of other auditors as stated above, nothing came to our attention which would indicate the necessity of making material modifications to the interim consolidated financial statements referred to above, in order for them to be in conformity with generally accepted accounting principles and in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports) - 1970.


Somekh Chaikin
Certified Public Accountants (Isr.)

August 13, 2007



                          Somekh Chaikin, a partnership
                          registered under the Israeli
                          Partnership Ordinance, is the
                           Israeli member firm of KPMG
                             International, a Swiss
                                  cooperative.

Condensed Consolidated Balance Sheets
--------------------------------------------------------------------------------



                                                         As at                    As at                   As at
                                                       June 30                  June 30             December 31
                                                          2007                     2006                    2006
                                              ------------------        ----------------       ------------------
                                                   (Unaudited)              (Unaudited)               (Audited)
                                              ------------------        ----------------       ------------------
                                                US $ thousands           US $ thousands          US $ thousands
                                              ------------------        ----------------       ------------------
Current assets
Cash and cash equivalents                             426,590                  135,942                 324,362
Short-term investments                                 46,004                    2,148                   1,706
Trade receivables                                     547,177                  417,566                 486,368
Other receivables                                      99,050                 *119,090                 106,372
Inventories                                           598,313                  569,054                 607,328
                                              ------------------        ----------------       ------------------
                                                    1,717,134                1,243,800               1,526,136
                                              ------------------        ----------------       ------------------
Long-term investments, loans and receivables
Affiliated companies                                        -                    2,419                   2,496
Investment and other debts                             75,826                  *37,192                  46,125
                                              ------------------        ----------------       ------------------
                                                       75,826                   39,611                  48,621
                                              ------------------        ----------------       ------------------
Fixed assets
Cost                                                  975,195                  916,288                 952,652
Less - accumulated depreciation                       464,773                  431,148                 446,534
                                              ------------------        ----------------       ------------------
                                                      510,422               ** 485,140              ** 506,118
                                              ------------------        ----------------       ------------------
Other assets and deferred expenses
Cost                                                  922,232                  850,264                 885,453
Less - accumulated amortization                       374,680                  300,998                 347,406
                                              ------------------        ----------------       ------------------
                                                      547,552               ** 549,266              ** 538,047
                                              ------------------        ----------------       ------------------
                                                    2,850,934                2,317,817               2,618,922
                                              ==================        ================       ==================



11


                                                 Makhteshim-Agan Industries Ltd.


--------------------------------------------------------------------------------



                                         As at            As at           As at
                                       June 30          June 30     December 31
                                          2007             2006            2006
                               ---------------  ---------------  --------------
                                   (Unaudited)      (Unaudited)       (Audited)
                               ---------------  ---------------  --------------
                                US $ thousands   US $ thousands  US $ thousands
                               ---------------  ---------------  --------------
Current liabilities
Credit from banks and others          114,296          308,720          99,850
Trade payables                        402,918          357,076         369,574
Other payables                        309,809        * 283,143         271,413
Proposed dividend payable                   -           28,508               -
Convertible debentures                  4,930                -          12,055
Debentures                              1,333                -               -
                               ---------------  ---------------  --------------
                                      833,286          977,447         752,892
                               ---------------  ---------------  --------------

Long-term liabilities
Loans from banks                       37,828           48,449          45,012
Convertible debentures                      -           25,473             675
Debentures                            553,538                -         554,728
Other long-term liabilities             7,982            6,090           3,407
Deferred taxes, net                    75,699         * 73,298          62,147
Employee severance benefits, net       41,027           30,426          38,131
                               ---------------  ---------------  --------------
                                      716,074          183,736         704,100
                               ---------------  ---------------  --------------
Minority interest                      35,958           30,083          30,212
                               ---------------  ---------------  --------------
Shareholders' equity                1,265,616        1,126,551       1,131,718
                               ---------------  ---------------  --------------


                               ---------------  ---------------  --------------
                                    2,850,934        2,317,817       2,618,922
                               ==============   ===============  ==============



-------------------------   ----------------------  --------------------------
     Avraham Bigger              Raanan Cohen               Ran Maidan
Chief Executive Officer            Director          Chief Financial Officer
  Chairman of the
Board of Directors


Date of approval of the financial statements:  August 13, 2007

*   Reclassified
**  Reclassified - see Note 1B(4).

The accompanying notes are an integral part of the financial statements.

                                                 Makhteshim-Agan Industries Ltd.

Condensed Consolidated Statements of Income
--------------------------------------------------------------------------------



                                                                                                        For the
                                     For the six months ended       For the three months ended       year ended
                              -------------------------------   -------------------------------
                                      June 30         June 30          June 30         June 30      December 31
                                         2007            2006             2007            2006             2006
                              ---------------- ---------------  --------------- ---------------  --------------
                                  (Unaudited)     (Unaudited)      (Unaudited)     (Unaudited)        (Audited)
                              ---------------- ---------------  --------------- ---------------  --------------
                               US $ thousands  US $ thousands   US $ thousands  US $ thousands   US $ thousands
                              ---------------- ---------------  --------------- ---------------  --------------
Revenues                           1,109,225        * 952,131         549,886        * 458,265      1,778,756
Cost of sales                        722,298          614,282         361,204          298,572      1,172,017
                              ---------------- ---------------  --------------- ---------------  --------------
Gross profit                         386,927          337,849         188,682          159,693        606,739
                              ---------------- ---------------  --------------- ---------------  --------------
Expenses

Research and development, net          9,767            9,703           4,734            5,047         19,001
Selling and marketing                153,885          147,874          78,141           72,891        303,177
General and administrative            34,838           30,499          17,403           15,552         80,767
                              ---------------- ---------------  --------------- ---------------  --------------
                                     198,490          188,076         100,278           93,490        402,945
                              ---------------- ---------------  --------------- ---------------  --------------
Operating income                     188,437          149,773          88,404           66,203        203,794

Financing expenses, net               23,425         * 25,684          11,988         * 13,954         44,244
                              ---------------- ---------------  --------------- ---------------  --------------
Income before other
 expenses, net                       165,012          124,089          76,416           52,249        159,550

Other expenses, net                   11,550           11,768           7,178            4,664         74,641
                              ---------------- ---------------  --------------- ---------------  --------------
Income before taxes on income        153,462          112,321          69,238           47,585         84,909

Taxes on income                       29,754           11,627          13,871            4,987         (1,438)
                              ---------------- ---------------  --------------- ---------------  --------------
Income after taxes on income         123,708          100,694          55,367           42,598         86,347

Company equity in earnings
 of affiliated companies                   -              186               -              186            254

Minority interest in earnings
 of subsidiaries, net                 (4,866)          (2,937)         (3,117)          (2,552)        (2,682)
                              ---------------- ---------------  --------------- ---------------  --------------
Net income                           118,842           97,943          52,250           40,232         83,919
                              ================ ===============  =============== ===============  ==============
                                         US$              US$             US$              US$            US$
                              ---------------- ---------------  --------------- ---------------  --------------
Earnings per share
Basic earnings per share                0.27             0.23            0.12             0.09           0.19
                              ================ ===============  =============== ===============  ==============
Fully diluted earnings per
 share                                  0.27             0.22            0.12             0.09           0.19
                              ================ ===============  =============== ===============  ==============


* Reclassified






The accompanying notes are an integral part of the financial statements.

                                                Makhteshim-Agan Industries Ltd.

Condensed Statements of Changes in Shareholders' Equity
-------------------------------------------------------------------------------


                                                                              Dividend                     Company
                                                                              proposed                      shares
                                                                         subsequent to                 held by the
                                              Premium on        Capital        balance   Retained      Company and
                            Share capital         shares       reserves     sheet date   earnings  by a subsidiary        Total
                            -------------         ------       --------     ----------  ---------  ---------------        -----
                              (Unaudited)    (Unaudited)    (Unaudited)    (Unaudited)  (Unaudited)    (Unaudited)   (Unaudited)
                              -----------    -----------    -----------    -----------  -----------    -----------   -----------
                            US$ thousands  US$ thousands  US$ thousands US$ thousands  US$thousands  US$ thousands US$ thousands
                            -------------  -------------  ---------------------------  ------------  ------------- -------------

Six-month period
  ended June 30, 2007
Balance as at
  December 31, 2006             123,232        614,052         2,719               -     535,911         (144,196)    1,131,718
Employee options exercised          434           (434)            -               -           -                -             -
Conversion of convertible
  debentures                        838          7,013             -               -           -                -         7,851
Adjustments deriving
  from translation of
  financial statements
  of investee companies               -              -         3,367               -           -                -         3,367
Capital reserve in
  respect of taxes
  relating to
  employee options                    -              -         1,311               -           -                -         1,311
Capital reserve in
  respect of expenses
  relating to employee
  options                             -              -         2,527               -           -                -         2,527
Net income                            -              -             -               -     118,842                -       118,842
                              ---------      ---------     ---------     -----------   ---------       -----------   ----------
Balance as at
  June 30, 2007                 124,504        620,631         9,924               -     654,753         (144,196)    1,265,616
                              =========      =========     =========     ===========   =========       ===========   ==========

Six-month period
  ended June 30, 2006
Balance as at
  December 31, 2005             120,391        589,261        (3,715)         23,500     480,119          (75,369)    1,134,187
Employee options exercised          350           (350)            -               -           -                -             -
Conversion of convertible
  debentures                        756         13,905             -               -           -                -        14,661
Adjustments deriving
  from translation of
  financial statements of
  investee companies                  -              -        (1,298)              -           -                -        (1,298)
Dividend proposed                     -              -             -         (23,500)    (28,127)               -       (51,627)
Capital reserve in
  respect of taxes
  relating to
  employee options                    -              -           752               -           -                -           752
Capital reserve in
  respect of expenses
  relating to
  employee options                    -              -           760               -           -                -           760
Self purchase of
  Company shares                      -              -             -               -           -          (68,827)      (68,827)
Net income                            -              -             -               -      97,943                -        97,943
                              ---------      ---------     ---------     -----------   ---------       -----------   ----------
Balance as at
  June 30, 2006                 121,497        602,816        (3,501)              -     549,935         (144,196)    1,126,551
                              =========      =========     =========     ===========   =========       ===========   ==========

The accompanying notes are an integral part of the financial statements.

                                                Makhteshim-Agan Industries Ltd.

-------------------------------------------------------------------------------


                                                                              Dividend                     Company
                                                                              proposed                      shares
                                                                         subsequent to                 held by the
                                              Premium on        Capital        balance   Retained      Company and
                            Share capital         shares       reserves     sheet date   earnings  by a subsidiary        Total
                            -------------         ------       --------     ----------  ---------  ---------------        -----
                              (Unaudited)    (Unaudited)    (Unaudited)    (Unaudited)  (Unaudited)    (Unaudited)   (Unaudited)
                              -----------    -----------    -----------    -----------  -----------    -----------   -----------
                            US$ thousands  US$ thousands  US$ thousands US$ thousands  US$thousands  US$ thousands US$ thousands
                            -------------  -------------  ---------------------------  ------------  ------------- -------------


Three-month period
  ended June 30, 2007
Balance as at March 31, 2007    124,067        617,659         5,320               -     602,503         (144,196)    1,205,353
Employee options exercised          102           (102)            -               -           -                -             -
Conversion of convertible
  debentures                        335          3,074             -               -           -                -         3,409
Adjustments deriving
  from translation of
 financial statements
  of investee companies               -              -         2,539               -           -                -         2,539
Capital reserve in respect
  of taxes relating to
  employee options                    -              -           932               -           -                -           932
Capital reserve in respect
  of expenses relating to
  employee options                    -              -         1,133               -           -                -         1,133
Net income                            -              -             -               -      52,250                -        52,250
                              ---------      ---------     ---------     -----------   ---------       -----------   ----------
Balance as at June 30, 2007     124,504        620,631         9,924               -     654,753         (144,196)    1,265,616
                              =========      =========     =========     ===========   =========       ===========   ==========

Three-month period ended
  June 30, 2006
Balance as at March 31, 2006    121,315        601,701        (3,589)         28,508     509,447         (116,885)    1,140,497
Employee options exercised           84            (84)            -               -           -                -             -
Conversion of convertible
  debentures                         98          1,199             -               -           -                -         1,297
Adjustments deriving
  from translation of
  financial statements of
  investee companies                  -              -          (862)              -           -                -          (862)
Dividend proposed                     -              -             -         (28,508)        256                -       (28,252)
Capital reserve in respect
  of taxes relating to
  employee options                    -              -           331               -           -                -           331
Capital reserve in respect
  of expenses relating to
  employee options                    -              -           619               -           -                -           619
Self purchase of Company shares       -              -             -               -           -          (27,311)      (27,311)
Net income                            -              -             -               -      40,232                -        40,232
                              ---------      ---------     ---------     -----------   ---------       -----------   ----------
Balance as at June 30, 2006     121,497        602,816        (3,501)              -     549,935         (144,196)    1,126,551
                              =========      =========     =========     ===========   =========       ===========   ==========

The accompanying notes are an integral part of the financial statements.


                                                Makhteshim-Agan Industries Ltd.

-------------------------------------------------------------------------------


                                                                        Dividend
                                                                        proposed                  Company shares
                                                                   subsequent to                     held by the
                             Share         Premium         Capital   the balance      Retained       Company and
                           capital       on shares        reserves    sheet date      earnings   by a subsidiary           Total
                     -------------  --------------  -------------- -------------  ------------   ---------------   -------------
                         (Audited)       (Audited)       (Audited)     (Audited)      (Audited)         (Audited)      (Audited)
                     -------------  --------------  -------------- -------------  -------------  ----------------  -------------
                     US$ thousands  US$ thousands   US$ thousands  US$ thousands  US$ thousands    US$ thousands   US$ thousands
                     -------------  -------------   -------------  -------------  -------------  ---------------   -------------

Balance as at
  December 31, 2005       120,391         589,261         (3,715)        23,500        480,119          (75,369)      1,134,187
Exercise of employee
  options                     651            (651)             -              -              -                -               -
Conversion of
  convertible
  debentures into
  shares                    2,190          25,442              -              -              -                -          27,632
Self purchase of
  Company shares                -               -              -              -              -          (68,827)        (68,827)
Tax benefit in respect
  of employee options           -               -          1,146              -              -                -           1,146
Expenses in respect of
  options to employees          -               -          2,412              -              -                -           2,412
Dividend                        -               -              -        (23,500)       (28,127)               -         (51,627)
Net income for 2006             -               -              -              -         83,919                -          83,919
Adjustments deriving
  from translation of
  financial statements
  of investee companies         -               -          2,876              -              -                -           2,876
                       -----------  -------------   -------------  -------------  -------------  ---------------   -------------
Balance as at
  December 31, 2006       123,232         614,052          2,719              -        535,911         (144,196)      1,131,718
                       ===========  =============   =============  ============   ============   ===============   =============







The accompanying notes are an integral part of the financial statements.


                                                Makhteshim-Agan Industries Ltd.

Condensed Consolidated Statements of Cash Flows
-------------------------------------------------------------------------------


                                                                                                             For the
                                   For the six months ended       For the three months ended              year ended
                            ---------------------------------  ------------------------------          -------------
                                   June 30           June 30          June 30        June 30             December 31
                                      2007              2006             2007           2006                    2006
                            --------------    --------------   --------------  -------------           -------------
                               (Unaudited)       (Unaudited)      (Unaudited)     (Unaudited)               (Audited)
                            --------------    --------------   --------------  --------------         --------------
                            US $ thousands    US $ thousands   US $ thousands  US $ thousands         US $ thousands
                            --------------    --------------   --------------  --------------         --------------


Cash flows generated by
 operating activities:
Net income                       118,842              97,943         52,250          40,232                  83,919
Adjustments to reconcile
 net income to net cash
 flows generated by
 operating activities
 (see A. below)                   98,086            * 97,542        172,714       * 159,460                  43,958
                              -----------         -----------    -----------    ------------             -----------
    Net cash inflow generated
    by operating activities      216,928             195,485        224,964         199,692                 127,877
                              -----------         -----------    -----------    ------------             -----------

Cash flows generated by
investing activities:
Acquisition of fixed assets      (31,228)            (39,587)        (9,668)        (22,722)                (70,552)
Investment grant received          3,922                   -          1,607               -                     466
Investment in affiliated
 companies                             -              (2,243)             -            (143)                 (2,033)
Additions to other assets and
 deferred expenses, net          (33,424)            (26,004)       (12,080)        (15,904)                (42,884)
Short-term investments, net      (44,262)               (834)       (44,262)           (834)                      -
Proceeds from disposal of
 fixed and other assets               49                 148             15              59                     690
Proceeds from sale of
 investments in former
 subsidiaries (see C. below)           -               6,047              -           6,047                   6,047
Other long-term investments            -                * 87              -             *87                       -
Investments in newly
 consolidated companies and
 operations (see B. below)        (7,878)            (25,453)             -         (25,453)                (28,689)
Repayment of liabilities
 in respect of subsidiaries       (1,000)                  -              -               -                       -
Dividend from affiliated             530                   -            530               -                       -
Acquisition of minority
 interest in subsidiaries         (1,105)             (2,406)             -          (2,406)                 (2,406)
                              -----------         -----------    -----------    ------------             -----------
Net cash outflow generated
 by investing activities        (114,396)            (90,245)       (63,858)        (61,269)               (139,361)
                              -----------         -----------    -----------    ------------             -----------

Cash flows generated by
financing activities:
Receipt of long-term
 loans from banks                  3,444              15,000          1,061          15,000                  43,001
Repayment of long-term
 loans from banks
 and others                       (3,940)            (19,780)        (1,452)        (15,262)                (41,042)
Self purchase of Company shares        -             (68,827)             -         (27,311)                (68,827)
Issuance of debentures less
 issuance expenses                     -                   -              -               -                 554,466
Increase (decrease) in
 short-term credit
 from banks, net                     642              70,964         (6,861)        (24,312)               (154,393)
Dividend to shareholders               -             (37,176)             -         (23,003)                (65,685)
Dividend to minority
 shareholders
 in subsidiaries                    (450)               (772)           (93)           (420)                 (2,967)
                              -----------         -----------    -----------    ------------             -----------
Net cash outflow generated
 by financing activities            (304)            (40,591)        (7,345)        (75,308)                264,553
                              -----------         -----------    -----------    ------------             -----------

Increase in cash and cash
 equivalents                     102,228              64,649        153,761          63,115                 253,069

Cash and cash equivalents
 at beginning of period          324,362              71,293        272,829          72,827                  71,293
                              ----------          ----------     ----------     -----------              ----------
Cash and cash equivalents
 at end of the period            426,590             135,942        426,590         135,942                 324,362
                              ==========          ==========     ==========     ===========              ===========

*  Reclassified

The accompanying notes are an integral part of the financial statements.


                                                Makhteshim-Agan Industries Ltd.

-------------------------------------------------------------------------------


                                                                                                             For the
                                   For the six months ended       For the three months ended              year ended
                            ---------------------------------  ------------------------------          -------------
                                   June 30           June 30          June 30        June 30             December 31
                                      2007              2006             2007           2006                    2006
                            --------------    --------------   --------------  -------------           -------------
                               (Unaudited)       (Unaudited)      (Unaudited)     (Unaudited)               (Audited)
                            --------------    --------------   --------------  --------------         --------------
                            US $ thousands    US $ thousands   US $ thousands  US $ thousands         US $ thousands
                            --------------    --------------   --------------  --------------         --------------


A.   Adjustments to
     reconcile net income
     to net cash flows
     generated by
     operating activities

Revenues and expenses
 not affecting cash flows:

Depreciation and amortization     47,804              40,277         22,449          20,097                  103,090
Adjustment of long-term
 liabilities to banks and others  (1,904)                611         (8,127)              2                      841
Minority interest in
 earnings of subsidiaries, net     4,866               2,937          3,117           2,552                    2,682
Increase (decrease) in
 employee severance benefits,
 net                               6,727               1,636         (1,354)          1,863                    6,771
Deferred taxes, net               11,805              (2,271)         6,188            (347)                 (20,478)
Capital loss on realization
 of fixed and other assets, net      425                 983            164             573                      299
Amortization of discount
 on convertible debentures            90                 172             64              87                      296
Expenses in respect of
 employee options                  2,801                 760          1,158             619                    3,238
Capital gain on sale of
 investment subsidiary                 -                (216)             -            (216)                    (216)
Company equity in earnings
 of affiliated companies               -                (186)             -            (186)                    (254)

Changes in operating assets
 and liabilities:

Decrease (increase) in trade
 and other receivables           (59,431)           *(40,385)       143,475       * 106,206                 (114,523)
Decrease (increase) in
 inventories                      19,152               2,679           (588)          8,345                  (28,672)
Increase (decrease) in trade
 and other payables               65,751             *90,545          6,168         *19,865                   90,884
                            --------------    --------------   --------------  --------------         --------------
                                  98,086              97,542        172,714         159,460                   43,958
                            ==============    ==============   ==============  ==============         ==============


*   Reclassified


The accompanying notes are an integral part of the financial statements.


                                                Makhteshim-Agan Industries Ltd.

-------------------------------------------------------------------------------


                                                                                                             For the
                                   For the six months ended       For the three months ended              year ended
                            ---------------------------------  ------------------------------          -------------
                                   June 30           June 30          June 30        June 30             December 31
                                      2007              2006             2007           2006                    2006
                            --------------    --------------   --------------  -------------           -------------
                               (Unaudited)       (Unaudited)      (Unaudited)     (Unaudited)               (Audited)
                            --------------    --------------   --------------  --------------         --------------
                            US $ thousands    US $ thousands   US $ thousands  US $ thousands         US $ thousands
                            --------------    --------------   --------------  --------------         --------------


B.   Investments in newly
     consolidated companies
     and operations

Working capital (excluding
 cash and cash equivalents)       (4,593)          (8,035)           -               (8,035)                 (8,998)
Fixed assets                      (1,857)         (13,795)           -              (13,795)                (16,045)
Other assets                      (4,559)          (7,940)           -               (7,940)                (10,633)
Long-term liabilities              3,000            7,750            -                7,750                   9,726
Goodwill created on
 acquisition                      (2,032)          (7,777)           -               (7,777)                 (8,012)
Realization of Company
 shares held by a subsidiary       2,163                -            -                    -                       -
Payables in respect of
 acquisition of activities             -            1,000            -                1,000                   1,792
Minority interest                      -            3,344            -                3,344                   3,481
                            --------------    --------------   --------------  --------------         --------------
                                  (7,878)         (25,453)           -              (25,453)                (28,689)
                            ==============    ==============   ==============  ==============         ==============

C.   Proceeds from sale
     of investment sin
     former subsidiaries

Working capital (excluding
 cash and cash equivalents)            -            3,679            -                3,679                   3,679
Fixed assets, net                      -              607            -                  607                     607
Other assets, net                      -            2,629            -                2,629                   2,629
Long-term liabilities                  -           (1,084)           -               (1,084)                 (1,084)
Capital gain                           -              216            -                  216                     216
                            --------------    --------------   --------------  --------------         --------------
                                       -            6,047            -                6,047                   6,047
                            ==============    ==============   ==============  ==============         ==============


D.   Non-cash activities

Acquisition of other assets            -                -            -                    -                  17,901
                            ==============    ==============   ==============  ==============         ==============

Acquisition of fixed assets            -                -            -                    -                   4,767
                            ==============    ==============   ==============  ==============         ==============






The accompanying notes are an integral part of the financial statements.

                                              Makhteshim - Agan Industries Ltd.

Notes to the Financial Statements as at June 30, 2007 (Unaudited)
-------------------------------------------------------------------------------


Note 1 - Financial Reporting Principles and Accounting Policies

         A.       General

         1. These interim financial statements have been prepared in accordance with generally accepted accounting principles applicable to the preparation of interim-period financial statements in accordance with Standard No. 14 of the Israel Accounting Standards Board and with Section D of the Securities Regulations (Immediate and Periodic Reports), 1970.

         2. The accounting policies applied in the preparation of these financial statements are consistent with those applied in the audited financial statements as at December 31, 2006, except for that stated in Section B., below.

         3. These financial statements have been prepared in an abridged form as at June 30, 2007 and for the six and three-month periods then ended. It should be read in conjunction with the annual financial statements as at December 31, 2006 and for the year then ended, and the accompanying notes thereto.


         B.       First-time application of new accounting standards

         (1) Commencing from January 1, 2007, the Company applies Accounting Standard No. 26, regarding "Inventory" (hereinafter
                  - "the Standard"), of the Israeli Accounting Standards Board.

                  Pursuant to the Standard's provisions, the Company measures the inventory at the lower of cost or net realizable value. The Standard also provides guidelines regarding allocation of conversion costs to inventory.

                  According to its transitional rules, the Standard is to be applied retroactively to the comparative data relating to prior periods

                  Application of the new Standard does not have a material impact on the Company's results of operations and its financial position.

         (2) Commencing from January 1, 2007, the Company applies Accounting Standard No. 27, regarding "Fixed Assets" (hereinafter - "the Standard"), of the Israeli Accounting Standards Board. The Standard provides principles for the recognition, measurement and elimination of fixed-asset items and the disclosure required in respect thereof.

                  The main changes provided by the Standard compared with the principles previously applied are: inclusion as part of the cost of a fixed-asset item an estimate of the costs to be incurred in respect of an obligation to dismantle and transfer the item and to restore the site on which it is located, already at the time of the initial recognition of thereof; provision of an alternative to measurement of groups of similar fixed-asset items at a revalued amount less accumulated deprecation where an increase in the value of the asset as a result of the revaluation beyond its original cost is to be recorded directly in the shareholders' equity section in the category "reserve for revaluation"; separate depreciation of every component of a fixed-asset item having a significant cost in relation to the item, including costs of significant periodic examinations; determination that a fixed-asset

         B.       First-time application of new accounting standards (cont'd)

                  item acquired in exchange for a non-monetary asset in a transaction that is commercial in nature, is to be measured at fair value; a requirement to review the residual value, useful life and depreciation method of the asset at least at the end of each fiscal year, and if the expectations are different than the prior estimates the changes are to be treated as a change in accounting estimate.

                  The Company elected to measure the fixed-asset items at cost less accumulated depreciation.

                  Application of the new Standard does not have a material impact on the Company's results of operations and its financial position.

         (3) Commencing from January 1, 2007, the Company applies Accounting Standard No. 23, regarding "The Accounting Treatment of Transactions between an Entity and the Controlling Interest Therein" (hereinafter - "the Standard"), of the Israeli Accounting Standards Board. The Standard essentially supersedes the main provisions set forth in the Securities Regulations (Presentation of Transactions between a Company and a Controlling Interest Therein in the Financial Statements). The Standard provides that assets (except for an intangible asset not having an active market) and liabilities with respect to which a transaction was executed between the entity and the controlling interest therein are to be measured on the transaction date based on fair value and the difference between the fair value and consideration recorded on the transaction is to be recorded in the shareholders' equity. A debit balance difference constitutes essentially a dividend and, therefore, it reduces the balance of the retained earnings. A credit balance difference constitutes essentially a shareholder's investment and, therefore, it is presented in a separate category in the shareholders' equity section called "capital reserve from a transaction between an entity and the controlling interest therein".

                  The Standard addresses three issues relating to transactions between an entity and the controlling interest therein:

                  1) Transfer of an asset to the entity from the controlling interest therein or, alternatively, transfer of an asset from the entity to the controlling interest therein;

                  2) Assumption of a liability of the entity to a third party, in whole or in part, by the controlling interest therein, indemnification of the entity by the controlling interest therein in respect of an expense, and waiver by the controlling interest to the entity of a debt due to the controlling interest, in whole or in part;

                  3) Loans made to the controlling interest or loans received by the controlling interest.

                  In addition, the Standard provides the disclosure to be provided in the financial statements in connection with transactions between the entity and the controlling interest therein during the period.

                  Pursuant to the Standard's transitional provisions, the Company applies the Standard to transactions with controlling interests therein executed after January 1, 2007, as well as to loans made or received from the controlling interest prior to the Standard's commencement date, beginning from its commencement date.

                  Application of the new Standard does not have a material impact on the Company's results of operations and its financial position.

         B.       First-time application of new accounting standards (cont'd)

         (4) Commencing from January 1, 2007, the Company applies Accounting Standard No. 30, regarding "Intangible Assets" (hereinafter - "the Standard"), of the Israeli Accounting Standards Board. The Standard explains the accounting treatment of intangible assets and defines how to measure the book value of these assets, while providing detail in respect of the required disclosures. The Standard will be initially applied retroactively, except with respect to a research and development project in process acquired in the framework of a business combination that took place prior to January 1, 2007 and that fulfills the definition of an intangible asset on the acquisition date and that was recorded as an expense on the acquisition date. As of January 1, 2007, the entity will recognize the research and development project as an asset while making a tax allocation.

                  Commencing from the first quarter of 2007, the Company is examining the need to capitalize costs in respect of product development where the conditions required by the Standard exist, among other things, where the technical possibility exists to complete the asset, the asset is expected to produce future economic benefits and the required expenses that can be allocated to the asset during its development period are capable of reasonable estimation. Furthermore, according to accounting standard No. 30, computer software which is integral to related item of hardware, previously shown as fixed assets, is included as other assets.

                  Due to application of the new standard, the Company reclassified computer software which is not integral to a related item as other assets (previously shown as fixed assets) in the amount of US $ 5.3 million and US $ 5.2 million as of June 30, 2006 and December 31, 2006 respectively.

         (5) In July 2006, the Israeli Accounting Standards Board published Accounting Standard No. 29, "Adoption of International Financial Reporting Standards (IFRS)" (hereinafter - "the Standard"). The Standard provides that entities that are subject to the Israeli Securities Law, 1968 and that are required to report in accordance with this Law's provisions, shall prepare their financial statements pursuant to IFRS Standards for periods commencing January 1, 2008. The Standard permits early adoption beginning with financial statements published after July 31, 2006.

                  Initial adoption of IFRS Standards is to be effected by means of application of the provisions of IFRS 1, "First-Time Application of IFRS Standards", for purposes of the transition.

                  In accordance with the Standard, the Company is required to include in a note to the annual financial statements as at December 31, 2007 the balance-sheet data as at December 31, 2007 and the income-statement data for the year then ended, after they have undergone application of the recognition, measurement and presentation rules of IFRS Standards.

                  The Company is examining the impact of the application of the Standard on its financial statements. The Company does not intend to make an early adoption of the IFRS Standards.

         C.       Financial statements in US dollars

         The Company and its Israeli subsidiaries maintain their current accounting records in nominal shekels and dollars using a multi-currency system. Since most of the Group's revenues are received in dollars and the principal raw materials and fixed assets are purchased in dollars, the dollar is the principal currency of the economic environment in which the Group operates ("the functional currency"). Accordingly, the dollar is the measurement and reporting currency in these financial statements. It should not be construed that the translated amounts actually represent or can be converted into dollars, unless otherwise indicated in these statements.

         Changes in the representative exchange rates of the U.S. dollar and the Consumer Price Index (CPI) are as follows:


                                                               Exchange rate      Exchange rate           Exchange rate
                                                                of the U.S.$       of the U.S.$            of the U.S.$
                                                                      to the             to the                  to the
                                                       CPI               NIS               Euro          Brazilian Real
                                                  ---------    -------------      -------------         ---------------
                                                         %                 %                  %                       %
                                                  ---------    -------------      -------------         ---------------


         During the six-month period ended:
           June 30, 2007                             0.97              0.57              (2.05)                  (9.91)
           June 30, 2006                             1.55             (3.54)             (6.91)                  (7.53)

         During the three-month period ended
           June 30, 2007                             1.21              2.26              (0.94)                  (6.06)
           June 30, 2006                             0.97             (4.82)             (4.51)                  (0.30)

         During the year ended
          December 31, 2006                          (0.1)            (8.21)            (10.17)                  (8.75)



Note 2 - Segment Information

         A.       Products and services:

         Commencing from 2006, the Company presents its segments' information according to a primary format, which is based on a breakdown by business segments, and a secondary format, which is based on a breakdown by geographical segments.

         The Company's reporting format reflects the main and significant source of the risks and rewards to which it is exposed. In formulation of the segments' report, the Company examined the risks and rewards deriving from the various segments, along with the nature of the products, production processes, product consumers and methods used for product distribution.

         The comparative amounts appearing in the note to the six-month and three-month periods ended June 30, 2006 were restated in order to reflect the segments' report in the above-mentioned format.

         The Company operates in the following areas:

         Agro products - This is the main area of operation of the Company and involves the manufacture and marketing of convention agro products.

         Non-agro products - This area of activity includes a large number of sub-areas, including, Lykopan (oxidizing retardant), aromatic products, and other chemicals, and combines all the Company's activities not included in the agro-products segment.


                                                      Agro               Non-Agro         Adjustments       Consolidated
                                                  -------------       -------------     -------------       ------------
                                                  US$ thousands       US$ thousands      US$ thousands      US$ thousands
                                                  -------------       -------------     --------------      -------------

         For the six months ended
          June 30, 2007
         Segment income                             1,009,769             100,969             (1,513)        1,109,225
         Segment results                              177,806              10,631                  -           188,437

         For the six months ended
          June 30, 2006 *
         Segment income                               842,553             110,629             (1,051)          952,131
         Segment results                              136,388              13,385                  -           149,773

         For the three months ended
          June 30, 2007
         Segment income                               498,600              51,953               (667)          549,886
         Segment results                               83,888               4,516                  -            88,404

         For the three months ended
          June 30, 2006 *
         Segment income                               402,238              56,542               (515)          458,265
         Segment results                               59,673               6,530                  -            66,203

         For the year ended
          December 31, 2006
         Segment income                             1,581,328             199,770            (2,342)         1,778,756
         Segment results                              192,900              10,894                 -            203,794

         * Restated


B.       Sales by geographic area


                                                                                                                     For the
                                       For the six months ended             For the three months ended            year ended
                              ------------------------------------     ----------------------------------     ---------------
                                   June 30                June 30            June 30            June 30           December 31
                                      2007                   2006               2007               2006                  2006
                              ------------          -------------      -------------      --------------      ---------------
                               (Unaudited)            (Unaudited)        (Unaudited)        (Unaudited)             (Audited)
                              ------------          -------------      -------------      --------------      ---------------
                             US$ thousands          US$ thousands      US$ thousands      US$ thousands         US$ thousands
                              ------------          -------------      -------------      --------------      ---------------

         Israel                    55,922                 63,561             30,535             34,430               111,565
         Latin America            205,511             ** 162,834            100,380          ** 79,693               430,042
         Europe                   490,604                410,283            222,090            180,405               689,965
         North America            233,658                205,985            131,375            105,839               349,404
         Other                    123,530                109,468             65,506             57,898               197,780
                              ------------          -------------      -------------      --------------      ---------------
                                1,109,225             ** 952,131            549,886         ** 458,265             1,778,756
                              =============         =============      =============      ==============      ===============

         ** Reclassified


Note 3 - Additional Information

        (1) As part of the commitments of the Company and of its subsidiaries under agreements signed in September 2004, regarding a securitization transaction whereby trade receivables were sold to companies in the RaboBank International Group, the balance of the trade receivables sold for cash amounted, as at the balance sheet date, to $275 million (June 30, 2006 - $250 million, December 31, 2006 - $175.8 million).

                 The maximum expected volume of the financial means available to the acquiring companies for the purpose of purchasing the trade receivables of the consolidated subsidiaries, is an amount ranging between $250 million and $275 million, on a current basis, such that the amounts to be collected from customers whose debts were sold, will serve to purchase new trade receivables.

        (2) The Company and Milenia committed to indemnify financial institutions, upon the existence of certain conditions, in respect of credit received by Milenia's customers from those financial institutions and which was used for repayment of the debts of those customers to Milenia for sales made to them.

                 As at the balance sheet date, the amount of the liability to indemnify is $50.6 million (June 30, 2006 - $82.7 million).

        (3) During the period of the report, NIS 30,617 thousand par value debentures (Series A) were converted into 3,365 thousand of the Company's ordinary shares of NIS 1 par value. Furthermore in the current period $675 thousand par value of the debentures that were allotted in March 2004 in placement to institutional investors were converted into 149 thousand of the Company ordinary shares of NIS 1 par value. As a result of the conversion, as stated, the Company's shareholders' equity increased by about $7.8 million.

        (4) Accounting treatment of options granted under the Company's 2005 option plan

                 On March 13, 2005, the Company's Board of Directors approved an employee share option plan, an immediate report and related description in respect of which was published on March 14, 2005. Relying on the transitional rules of Accounting Standard 24, "Share-Based Payments", the Company did not apply that Standard to the grants made under the option plan, and did not record an expense in respect thereof, pursuant to the Standard's transitional rules which provide that the Standard applies to grants after March 15, 2005, and which had not vested prior to January 1, 2006.

                 In connection with review of the draft prospectus submitted by the Company for listing of bonds it issued, and following a meeting with the staff of the Israeli Securities Authority on May 8, 2007, questions arose regarding the factual circumstances leading to removal of the grants from application of the aforesaid Standard.

                 The Company Board of Directors has decided to re-examine the facts on the basis of which the grants were treated for accounting purposes, under the supervision of the Company's Audit Committee. After reviewing the issue, no requirement has arisen to amend its financial statements nor will it be required to record any additional expense on account of the options issued under 2005 plan, also due to such change not being material.


Note 4 - Seasonality

         Sales of crop protection products are directly related to the agricultural seasons and the cyclical pattern of the growing seasons and, therefore, the Company's revenues are not spread evenly throughout the year. Countries located in the northern hemisphere are all characterized by the same timing of the agricultural seasons and, as a result, sales made by these countries are usually highest in February through April. On the other hand, in the southern hemisphere the seasonal trends are exactly the opposite and most of the local sales are concentrated in the months August through November, except for Australia where most of the sales are made in the months April through July.

         The Company's worldwide operations act to balance out the above-mentioned seasonal impacts, notwithstanding the fact that most of the Company's sales are made in the northern hemisphere.

                                ECI Telecom Ltd.
                              Interim Consolidated
                              Financial Statements
                                  (Unaudited)
                              As of June 30, 2007

                                                               ECI Telecom Ltd.

Interim Unaudited Consolidated Financial Statements as of June 30, 2007
-------------------------------------------------------------------------------


Contents


                                                                           Page


Review Letter of the Unaudited Interim Consolidated Financial Statements      1


Interim Unaudited Consolidated Balance Sheets                                 3


Interim Unaudited Consolidated Statements of Operations                       4


Interim Unaudited Consolidated Statements of Comprehensive Income             5


Interim Unaudited Consolidated Statements of Changes in
Shareholders' Equity                                                          6


Interim Unaudited Consolidated Statements of Cash Flows                       9


Notes to the Interim Consolidated Financial Statements                       12

[KPMG GRAPHIC OMITTED]

               Somekh Chaikin                        Telephone  972 3  684  8000
               KPMG Millennium Tower                 Fax        972 3  684  8444
               17 Ha'arba'a Street, PO Box 609       Internet   www.kpmg.co.il
               Tel Aviv 61006 Israel



The Board of Directors of ECI Telecom Ltd.

Review of the unaudited interim consolidated financial statements for the six-month and three-month periods ended June 30, 2007

At your request, we have reviewed the interim consolidated balance sheet of ECI Telecom Ltd. and its subsidiaries as of June 30, 2007, and the related interim consolidated statements of operations, the interim statements of comprehensive income, the interim statements of changes in shareholders' equity and the interim consolidated statements of cash flows for the six-month and three-month periods then ended.

Our review was carried out in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel and included, inter alia, reading the said financial statements, reading the minutes of Shareholders' Meetings and of the Board of Directors and its committees, as well as making inquiries of those responsible for financial and accounting matters.

We received review reports of other auditors, regarding the interim financial statements of certain consolidated subsidiary whose assets constitute approximately 1.67% of the total consolidated assets as of June 30, 2007 and whose revenues constitute approximately 4.47% and 4.15% of the consolidated revenues for the six and three month periods then ended, respectively.

Since such a review is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said interim consolidated financial statements.

In the course of our review, including the review of reports of other auditors, nothing came to our attention which would indicate the necessity of making material changes in the said financial statements in order for them to be in conformity with generally accepted accounting principles (GAAP) in the United States.


Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

August 2, 2007 - Tel Aviv, Israel




     Somekh Chaikin, a partnership registered under the Israeli Partnership Ordinance, is the Israeli member firm of KPMG International, a Swiss cooperative.

Interim Unaudited Consolidated Balance Sheets as of
--------------------------------------------------------------------------------

                                                          June 30           June 30       December 31
                                                             2007              2006              2006
                                                  ---------------   ---------------   ---------------
                                                   $ in thousands    $ in thousands    $ in thousands
                                                  ---------------   ---------------   ---------------
                                                      (Unaudited)       (Unaudited)         (Audited)
                                                  ---------------   ---------------   ---------------
Assets

Current assets
Cash and cash equivalents                                149,325            84,925             92,732
Short-term investments                                    90,743            70,756             80,708
Receivables:
 Trade, net                                              167,522           163,446            187,410
 Other                                                    29,553            31,070             27,110
Prepaid expenses                                           5,138             4,967              4,819
Work in progress                                          20,767             3,457             13,062
Inventories                                              140,142           148,705            159,355
                                                  ---------------   ---------------   ---------------
Total current assets                                     603,190           507,326            565,196
                                                  ---------------   ---------------   ---------------
Long-term receivables, net                                10,528             8,519              6,314
                                                  ---------------   ---------------   ---------------
Long-term deposit and marketable securities               42,772           102,980             72,767
                                                  ---------------   ---------------   ---------------
Assets held for severance benefits                        20,831            24,942             20,549
                                                  ---------------   ---------------   ---------------
Investments                                               13,736            16,336             11,988
                                                  ---------------   ---------------   ---------------
Property, plant and equipment
Cost                                                     302,776           278,121            293,254
Less - Accumulated depreciation                          179,666           156,979            169,362
                                                  ---------------   ---------------   ---------------
                                                         123,110           121,142            123,892
                                                  ---------------   ---------------   ---------------
Software development costs, net                           13,835            11,327             12,852
                                                  ---------------   ---------------   ---------------
Goodwill                                                  39,329            39,329             39,329
                                                  ---------------   ---------------   ---------------
Other assets, net                                         53,348            45,224             42,993
                                                  ---------------   ---------------   ---------------



                                                  ---------------   ---------------   ---------------
Total assets                                             920,679           877,125            895,880
                                                  ===============   ===============   ===============

                                         President, Chief Executive Officer
--------------------------------------
Rafi Maor

                                         Executive Vice President,
--------------------------------------   Chief Financial Officer
Itzik Zion

August 2, 2007

                                                                ECI Telecom Ltd.

--------------------------------------------------------------------------------

                                                          June 30           June 30       December 31
                                                             2007              2006              2006
                                                  ---------------   ---------------   ---------------
                                                   $ in thousands    $ in thousands    $ in thousands
                                                  ---------------   ---------------   ---------------
                                                      (Unaudited)       (Unaudited)         (Audited)
                                                  ---------------   ---------------   ---------------
Liabilities and shareholders' equity

Current liabilities
Trade payables                                             65,647            77,095            82,954
Other payables and accrued liabilities                    117,654           122,244           120,422
                                                  ---------------   ---------------   ---------------
Total current liabilities                                 183,301           199,339           203,376
                                                  ---------------   ---------------   ---------------
Long-term liabilities
Other liabilities                                           1,000             1,000               985
Liability for employee severance benefits                  42,359            46,249            43,664
                                                  ---------------   ---------------   ---------------
Total long-term liabilities                                43,359            47,249            44,649
                                                  ---------------   ---------------   ---------------
Total liabilities                                         226,660           246,588           248,025
                                                  ---------------   ---------------   ---------------
Minority Interest                                               -             4,120             4,144
                                                  ---------------   ---------------   ---------------
Shareholders' equity
Ordinary shares NIS 0.12 par value per share,
 Authorized 200,000,000 shares; Issued and
 outstanding 120,268,980 shares as at June 30,
 2007, 117,072,532 as at June 30, 2006 and
 119,324,849 shares as at December 31, 2006                 6,425             6,387             6,396
Capital surplus                                           667,803           652,695           661,053
Accumulated other comprehensive loss                       (1,638)           (1,213)           (1,682)
Retain earnings (deficit)                                  21,429           (31,452)          (22,056)
                                                  ---------------   ---------------   ---------------
Total shareholders' equity                                694,019           626,417           643,711
                                                  ---------------   ---------------   ---------------


                                                  ---------------   ---------------   ---------------
Total liabilities and shareholders' equity                920,679           877,125           895,880
                                                  ===============   ===============   ===============

The accompanying notes are an integral part of these interim financial statements.

                                                                ECI Telecom Ltd.

Interim Unaudited Consolidated Statements of Operations
--------------------------------------------------------------------------------

                                                   Six months ended                     Three months ended          Year ended
                                        ----------------------------------  ----------------------------------  ----------------
                                                June 30           June 30           June 30           June 30       December 31
                                                   2007              2006              2007              2006              2006
                                        ----------------  ----------------  ----------------  ----------------  ----------------
                                         $ in thousands    $ in thousands    $ in thousands    $ in thousands    $ in thousands
                                        ----------------  ----------------  ----------------  ----------------  ----------------
                                            (Unaudited)       (Unaudited)       (Unaudited)       (Unaudited)         (Audited)
                                        ----------------  ----------------  ----------------  ----------------  ----------------
Revenues                                       319,258           332,283            164,139           170,273           656,342
Cost of revenues                               180,899           200,350             93,135           103,331           388,023
                                        ----------------  ----------------  ----------------  ----------------  ----------------
Gross profit                                   138,359           131,933             71,004            66,942           268,319
Research and development
 costs, net                                     51,722            50,416             26,545            25,362            99,525
Selling and marketing expenses                  50,486            46,139             25,402            24,211            96,971
General and administrative
 expenses                                       22,906            24,134             11,926            11,498            47,560
Recovery of doubtful debt                       (3,160)                -             (3,160)                -                 -
Amortization of acquisition -
 related intangible assets                       2,352             2,491              1,091             1,273             5,019
                                        ----------------  ----------------  ----------------  ----------------  ----------------
Operating income                                14,053             8,753              9,200             4,598            19,244
Financial expenses                              (1,916)           (1,187)            (1,121)             (554)           (3,091)
Financial income                                 6,127             5,757              3,434             2,932            12,867
Other income, net                               15,842             4,487             15,618             4,500             4,315
                                        ----------------  ----------------  ----------------  ----------------  ----------------
Income from continuing
 operations before taxes
 on income                                      34,106            17,810             27,131            11,476            33,335
Taxes on income (tax benefit)                   (9,578)            2,226              1,988             1,180             3,924
                                        ----------------  ----------------  ----------------  ----------------  ----------------
Income from continuing
 operations after taxes
 on income                                      43,684            15,584             25,143            10,296            29,411
Company's equity in results of
 investee company                                 (423)           (2,885)              (370)             (659)           (7,292)
Minority interest                                  224                 -                  -                 -               (24)
                                        ----------------  ----------------  ----------------  ----------------  ----------------

Net Income                                      43,485            12,699             24,773             9,637            22,095
                                        ================  ================  ================  ================  ================
Earnings per ordinary share
Basic earnings per share:
Net earnings per ordinary share ($)               0.37              0.11               0.21              0.08              0.19
                                        ================  ================  ================  ================  ================

Weighted average number of
 shares outstanding
 used to compute basic earnings
 per share - in thousands                      118,025           114,712            118,211           116,102           115,803
                                        ================  ================  ================  ================  ================

Diluted earnings per share:
Net earnings per ordinary share ($)               0.36              0.11               0.20              0.08              0.18
                                        ================  ================  ================  ================  ================

Weighted average number of
 shares outstanding used to
 compute diluted earnings per
 share - in thousands                          121,343           119,719            121,411           120,532           120,456
                                        ================  ================  ================  ================  ================

The accompanying notes are an integral part of these interim financial statements.

                                                                ECI Telecom Ltd.

Interim Unaudited Consolidated Statements of Comprehensive Income
--------------------------------------------------------------------------------

                                                   Six months ended                     Three months ended          Year ended
                                        ----------------------------------  ----------------------------------  ----------------
                                                June 30           June 30           June 30           June 30       December 31
                                                   2007              2006              2007              2006              2006
                                        ----------------  ----------------  ----------------  ----------------  ----------------
                                         $ in thousands    $ in thousands    $ in thousands    $ in thousands    $ in thousands
                                        ----------------  ----------------  ----------------  ----------------  ----------------
                                            (Unaudited)       (Unaudited)       (Unaudited)       (Unaudited)         (Audited)
                                        ----------------  ----------------  ----------------  ----------------  ----------------
Net income                                       43,485            12,699            24,773             9,637            22,095

Other comprehensive income (loss):

Changes in the fair value of
 financial instruments, net
 of taxes (nil)                                       9            (5,015)              529              (633)           (5,745)

Realization of gain on
 available for sale
 securities                                           -            (4,075)                -            (4,075)           (4,066)

Unrealized holding gain
 (loss) on available for
 sale securities arising
 during the period, net of
 taxes (nil)                                         35              (609)              (17)           (2,531)             (357)
                                        ----------------  ----------------  ----------------  ----------------  ----------------

Total other comprehensive
 income (loss)                                       44            (9,699)              512            (7,239)          (10,168)
                                        ----------------  ----------------  ----------------  ----------------  ----------------


Comprehensive income                             43,529             3,000            25,285             2,398            11,927
                                        ================  ================  ================  ================  ================

The accompanying notes are an integral part of these interim financial statements.

                                                                ECI Telecom Ltd.

Interim Unaudited Consolidated Statements of Changes in Shareholders' Equity
--------------------------------------------------------------------------------

                                                                                  Accumulated
                                                                                        other    Accumulated             Total
                                         Number of       Share      Capital     comprehensive       earnings     shareholders'
                                        shares (1)     capital      surplus     income (loss)      (deficit)            equity
                                     -------------   ---------   ----------   ---------------   ------------   ---------------
                                                                $ in thousands except share amounts
                                     -----------------------------------------------------------------------------------------
Balance at
 January 1, 2007                      119,324,849       6,396      661,053            (1,682)       (22,056)          643,711

Net income for the six
 months ended
 June 30, 2007                                  -           -            -                 -         43,485            43,485
Employee stock options
 exercised and paid                       640,002          18        1,979                 -              -             1,997
Share-based payments
 expenses                                       -           -        4,782                 -              -             4,782
Restricted shares issuance                372,381          11          (11)                -              -                 -
Restricted shares forfeited               (68,252)          -            -                 -              -                 -
Net unrealized gain on
 available for sale securities                  -           -            -                35              -                35
Changes in the fair value
 of financial instruments                       -           -            -                 9              -                 9
                                     -------------   ---------   ----------   ---------------   ------------   ---------------
Balance at June 30, 2007
 (Unaudited)                          120,268,980       6,425      667,803            (1,638)        21,429           694,019
                                     =============   =========   ==========   ===============   ============   ===============
Balance at
 January 1, 2006                      111,827,822       6,262      648,532             8,486        (44,151)          619,129

Net income for the six
 months ended
 June 30, 2006                                  -           -            -                 -         12,699            12,699
Employee stock options
 exercised and paid                     4,989,169         125        9,910                 -              -            10,035
Share-based payments
 expenses                                       -           -        6,681                 -              -             6,681
Restricted shares issuance                276,607           -            -                 -              -                 -
Restricted shares forfeited               (21,066)          -            -                 -              -                 -
Net unrealized gain on
 available for sale securities                  -           -            -              (609)             -              (609)
Realization of gain on
 available for sale securities                  -           -            -            (4,075)             -            (4,075)
Changes in the fair value
 of financial instruments                       -           -            -            (5,015)             -            (5,015)
Distribution of available
 for sale securities as
 dividend in kind                               -           -      (12,428)                -              -           (12,428)
                                     -------------   ---------   ----------   ---------------   ------------   ---------------
Balance at June 30, 2006
 (Unaudited)                          117,072,532       6,387      652,695            (1,213)       (31,452)          626,417
                                     =============   =========   ==========   ===============   ============   ===============

(1)      Issued and outstanding

The accompanying notes are an integral part of these interim financial statements.

                                                                ECI Telecom Ltd.

Interim Unaudited Consolidated Statements of Changes in Shareholders' Equity (cont'd)
--------------------------------------------------------------------------------

                                                                                  Accumulated
                                                                                        other    Accumulated             Total
                                         Number of       Share      Capital     comprehensive       earnings     shareholders'
                                        shares (1)     capital      surplus     income (loss)      (deficit)            equity
                                     -------------   ---------   ----------   ---------------   ------------   ---------------
                                                                $ in thousands except share amounts
                                     -----------------------------------------------------------------------------------------
Balance at April 1, 2007
 (Unaudited)                          119,624,724       6,405      664,325            (2,150)        (3,344)          665,236

Net income for the three
 months ended June 30,
 2007                                           -           -            -                 -         24,773            24,773
Employee stock options
 exercised and paid                       337,993           9          941                 -              -               950
Share-based payments
 expenses                                       -           -        2,548                 -              -             2,548
Restricted shares issuance                333,527          11          (11)                -              -                 -
Restricted shares forfeited               (27,264)          -            -                 -              -                 -
Net unrealized gain on
 available for sale securities                  -           -            -               (17)             -               (17)
Changes in the fair value
 of financial instruments                       -           -            -               529              -               529
                                     -------------   ---------   ----------   ---------------   ------------   ---------------
Balance at June 30, 2007
 (Unaudited)                          120,268,980       6,425      667,803            (1,638)        21,429           694,019
                                     =============   =========   ==========   ===============   ============   ===============
Balance at April 1, 2006
 (Unaudited)                          116,392,303       6,375      659,710             6,026        (41,089)          631,022

Net income for the three
 months ended June 30,
 2006                                           -           -            -                 -          9,637             9,637
Employee stock options
 exercised and paid                       435,869          12        1,563                 -              -             1,575
Share-based payments
 expenses                                       -           -        3,850                 -              -             3,850
Restricted shares issuance                259,470           -            -                 -              -                 -
Restricted shares forfeited               (15,110)          -            -                 -              -                 -
Net unrealized gain on
 available for sale securities                  -           -            -            (2,531)             -            (2,531)
Realization of gain on
 available for sale securities                  -           -            -            (4,075)             -            (4,075)
Changes in the fair value
 of financial instruments                       -           -            -              (633)             -              (633)
Distribution of available
 for sale securities as
 dividend in kind                               -           -      (12,428)                -              -           (12,428)
                                     -------------   ---------   ----------   ---------------   ------------   ---------------
Balance at June 30, 2006
 (Unaudited)                          117,072,532       6,387      652,695            (1,213)       (31,452)          626,417
                                     =============   =========   ==========   ===============   ============   ===============

(1)      Issued and outstanding

The accompanying notes are an integral part of these interim financial statements.

                                                                ECI Telecom Ltd.

Interim Unaudited Consolidated Statements of Changes in Shareholders' Equity (cont'd)
--------------------------------------------------------------------------------

                                                                                  Accumulated
                                                                                        other    Accumulated             Total
                                         Number of       Share      Capital     comprehensive       earnings     shareholders'
                                        shares (1)     capital      surplus     income (loss)      (deficit)            equity
                                     -------------   ---------   ----------   ---------------   ------------   ---------------
                                                                $ in thousands except share amounts
                                     -----------------------------------------------------------------------------------------
Balance at
 January 1, 2006                      111,827,822       6,262      648,532             8,486        (44,151)          619,129
Net income for the year
 ended December 31, 2006                        -           -            -                 -         22,095            22,095
Employee stock options
 exercised and paid                     5,963,555         134       12,489                 -              -            12,623
Restricted shares issuance              1,574,767           -            -                 -              -                 -
Restricted shares
 forfeited                                (41,295)          -            -                 -              -                 -
Realization of gain on
 available for sale securities                  -           -            -            (4,066)                          (4,066)
Share based compensation
 expense                                        -           -       12,460                 -              -            12,460
Net unrealized loss on
 available for sale securities                  -           -            -              (357)             -              (357)
Changes in fair value of
 financial instruments                          -           -            -            (5,745)             -            (5,745)
Distribution of available
 for sale securities as
 dividend in kind                               -           -      (12,428)                -              -           (12,428)
                                     -------------   ---------   ----------   ---------------   ------------   ---------------
Balance at
 December 31, 2006
 (audited)                            119,324,849       6,396      661,053            (1,682)       (22,056)          643,711
                                     =============   =========   ==========   ===============   ============   ===============

(1)  Issued and outstanding

The accompanying notes are an integral part of these interim financial statements.

                                                                ECI Telecom Ltd.

Interim Unaudited Consolidated Statement of Cash Flows
--------------------------------------------------------------------------------

                                                                                                                     Year ended
                                                         Six months ended                  Three months ended   ----------------
                                                June 30           June 30           June 30           June 30       December 31
                                                   2007              2006              2007              2006              2006
                                        ----------------  ----------------  ----------------  ----------------  ----------------
                                         $ in thousands    $ in thousands    $ in thousands    $ in thousands    $ in thousands
                                        ----------------  ----------------  ----------------  ----------------  ----------------
                                            (Unaudited)       (Unaudited)       (Unaudited)       (Unaudited)         (Audited)
                                        ----------------  ----------------  ----------------  ----------------  ----------------
Cash flows for operating
 activities

Income for the period                           43,485            12,699            24,773             9,637            22,095

Adjustments to reconcile
 income to cash provided by
 operating activities:

Depreciation and amortization                   20,712            18,774            10,807             9,170            39,771
Share-based payments
 expenses                                        4,782             6,681             2,548             3,850            12,460
Accrued severance pay, net                      (1,588)              463            (1,193)            1,374             1,137
Gain on sale of property and
 equipment                                          12              (345)               (1)             (151)             (447)
Capital gains, net                             (15,665)           (3,701)          (15,480)           (4,030)           (3,639)
Other - net                                        (54)           (2,422)              237            (2,770)           (1,532)
Company's equity in results
 of investee company                               423             2,885               370               659             7,292
Minority interest                                 (224)                -                 -                 -                24
Loss (gain) from marketable
 securities                                        (33)              208               (20)             (105)                9
Deferred taxes                                 (12,706)                 -              342                  -                 -
Decrease (increase) in trade
 receivables (including non-
 current maturities of
  trade receivables)                            15,674           (10,887)          (12,129)            3,875           (32,647)
Decrease (increase) in other
 receivables                                    (3,387)          (14,697)            3,796            (8,725)          (10,339)
Decrease (increase) in prepaid
 expenses                                         (319)           (1,350)             (233)              705            (1,202)
Increase in work
 in progress                                    (7,704)             (520)           (2,936)             (273)          (10,125)
Decrease (increase) in
 inventories                                    19,212            (1,742)           12,259             2,163           (12,392)
Increase (decrease) in trade
 payables                                      (17,307)           20,644             1,295             6,063            26,503
Increase (decrease) in other
 payable and accrued liabilities                (2,768)            5,302            (8,043)          (10,154)            2,997
Increase (decrease) in other
 long-term liabilities                              15               843                (1)              780               828
                                        ----------------  ----------------  ----------------  ----------------  ----------------
Net cash provided by
 operating activities                           42,560            32,835            16,391            12,068            40,793
                                        ----------------  ----------------  ----------------  ----------------  ----------------

The accompanying notes are an integral part of these interim financial statements.

                                                                ECI Telecom Ltd.

--------------------------------------------------------------------------------

                                                                                                                     Year ended
                                                         Six months ended                  Three months ended   ----------------
                                                June 30           June 30           June 30           June 30       December 31
                                                   2007              2006              2007              2006              2006
                                        ----------------  ----------------  ----------------  ----------------  ----------------
                                         $ in thousands    $ in thousands    $ in thousands    $ in thousands    $ in thousands
                                        ----------------  ----------------  ----------------  ----------------  ----------------
                                            (Unaudited)       (Unaudited)       (Unaudited)       (Unaudited)         (Audited)
                                        ----------------  ----------------  ----------------  ----------------  ----------------
Cash flows provided by
 (used in) investing activities
Investments in deposits, net                   (27,565)              396           (31,164)               50            (5,160)
Software development
 costs capitalized                              (6,468)           (3,488)           (3,323)           (1,678)           (9,472)
Investment in property, plant
 and equipment                                 (12,263)          (13,640)           (5,779)           (7,189)          (30,755)
Proceeds from sale of
 property, plant and equipment                     158               534                44               221               992
Payments for acquisition
 of additional shares in
 consolidated company                           (2,820)                -                 -                 -            (1,100)
Investment in investee
 companies                                      (3,333)             (250)                -                 -              (608)
Proceeds from selling shares
 of investee companies                          16,740                 -            16,740                 -                 -
Repayment of long-term loans
 granted                                             -               217                 -                60               506
Investment in marketable
 securities                                    (59,919)          (25,091)           (2,341)           (4,317)          (29,248)
Proceeds from realization of
 marketable securities                         107,327            19,318            42,695            11,573            49,940
                                        ----------------  ----------------  ----------------  ----------------  ----------------
Net cash provided by
 (used in) investing activities                 11,857           (22,004)           16,872            (1,280)          (24,905)
                                        ----------------  ----------------  ----------------  ----------------  ----------------

Cash flows provided by
 financing activities
Exercise of stock options                        1,997            10,035               950             1,575            12,623
                                        ----------------  ----------------  ----------------  ----------------  ----------------
Net cash provided by
 financing activities                            1,997            10,035               950             1,575            12,623
                                        ----------------  ----------------  ----------------  ----------------  ----------------
Effect of change in
 exchange rate on cash                             179               231                (4)              423               393
                                        ----------------  ----------------  ----------------  ----------------  ----------------
Net increase in
 cash and cash equivalents                      56,593            21,097            34,209            12,786            28,904
Cash and cash equivalents
 at beginning of period                         92,732            63,828           115,116            72,139            63,828
                                        ----------------  ----------------  ----------------  ----------------  ----------------
Cash and cash equivalents
 at end of period                              149,325            84,925           149,325            84,925            92,732
                                        ================  ================  ================  ================  ================
Non-cash activities

Fixed assets received as loan
 consideration                                       -               224                 -                 -               221
                                        ================  ================  ================  ================  ================
Distribution of available for
 sale securities as dividend
 in kind                                             -            12,428                 -            12,428            12,428
                                        ================  ================  ================  ================  ================

The accompanying notes are an integral part of these interim financial statements.

                                                                ECI Telecom Ltd.

Notes to the Interim Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 1 - General

The interim consolidated financial statements are unaudited and prepared in a condensed format. The interim consolidated financial statements should be read in conjunction with Company's annual consolidated financial statements as of December 31, 2006 and the accompanying notes thereto. Information presented with respect to December 31, 2006 and the year then ended is derived from our audited consolidated financial statements as of and for the year then ended. Information with respect to June 30, 2007 and June 30, 2006 and the respective six-month and three-month periods then ended is unaudited but, in the opinion of management, include all adjustments (all of which are of a normal recurring nature) necessary for a fair presentation of the interim financial information.


Note 2 - Significant Accounting Policies

         A. The accounting policies applied in the preparation of these interim consolidated financial statements are identical with those applied in the preparation of the latest annual consolidated financial statements.

         B. The interim consolidated financial statements are prepared in accordance with accounting principles for preparation of financial statements for interim periods.

         C. The interim consolidated financial statements have been prepared in accordance with US GAAP and are reported in U.S. dollars.

         D.  In June 2006, the FASB issued Interpretation No. 48,
                  "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006.
              Effective January 1, 2007, the Company adopted the provisions of FIN 48.
              The implementation of FIN 48 did not have a significant impact on the Company's financial position or results of operations.
              The total amount of unrecognized tax benefits as of the
                  adoption date at January 1, 2007 is approximately $13 million. The Company does not anticipate any significant increase or decrease to the unrecognized tax benefits within the next twelve months.

               The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expenses. The Company had approximately $1.5 million and $1.4 million accrued for the payment of interest and penalties as of June 30, 2007 and January 1, 2007, respectively.

               The Company and its subsidiaries are subject to periodic and routine audits in all major tax jurisdictions in which they operate. It is reasonably possible that the amounts of unrecognized tax benefits could change as a result of an audit. Based on the current audits in process, the payment of taxes as a result of audit settlements are not expected to have an adverse significant impact on the Company's financial position or results of operations. The Company is generally no longer subject to tax examinations by tax authorities for years before 2001.

Note 3 - Inventory

         Inventory is comprised of the following:

                                                      June 30           June 30       December 31
                                                         2007              2006              2006
                                              ---------------   ---------------   ---------------
                                               $ in thousands    $ in thousands    $ in thousands
                                              ---------------   ---------------   ---------------
                                                  (Unaudited)       (Unaudited)         (Audited)
                                              ---------------   ---------------   ---------------

         Raw materials and components                 46,962            56,312            57,806
         Work in process                              20,972            21,730            23,499
         Finished products                            72,208            70,663            78,050
                                              ---------------   ---------------   ---------------

                                                     140,142           148,705           159,355
                                              ===============   ===============   ===============

Note 4 - Shareholders' Equity

         A.       Authorized, issued and outstanding shares
                                                             Authorized
                                                  ------------------------------
                                                        June 30     December 31
                                                  ------------------------------
                                                           2007            2006
                                                  --------------  --------------
                                                           Number of shares
                                                  ------------------------------

         NIS 0.12 par value per ordinary share      200,000,000     200,000,000
                                                  ==============  ==============

         1. The Company's shares (NIS 0.12 par value each) are traded in the United States on the over the counter market and are listed on the Nasdaq Stock Market.

         2. For details of the issued share capital see consolidated Statements of Changes in Shareholders' Equity.

         B.       Dividends

         According to the Israeli corporate laws, dividends may be paid by the Company only out of accumulated earnings, or out of net income, in two consecutive years.

         C.       Share incentive (stock options and restricted shares plans)

         1. The Company's current stock option plans are the ECI Telecom Ltd. Key Employee Share Incentive Plan 1991 (the "1991 Plan") and the ECI Telecom Ltd. Employee Share Incentive Plan 2002 (the "2002 Plan", together the "ECI Plans"), which were adopted by the shareholders at the Annual General Meetings held respectively on August 29, 1991 and November 19, 2002. The ECI Plans will expire on December 31, 2012.

              The ECI Plans provide that options may be granted to any
                  employee, director, consultant or contractor of the Company pursuant to (a) one or more sub-plans designed to benefit from the provisions of Section 102 of the Israeli Income Tax Ordinance (New Version) 1961 and (b) any other share incentive plan approved by the Board of Directors of the Company.

         C.       Share incentive (stock options and restricted shares plans)
                  (cont'd)

                  In January 2006, the Board of Directors approved an amendment to the 2002 Plan, which provided that, unless otherwise specified at the time of the award, options granted under subsequent option awards are exercisable on a "net exercise" basis: instead of issuing to the grantee the number of shares specified in the option award, the grantee will receive the number of shares having a market value equal to the difference between the exercise price and closing market price of our shares immediately prior to the date of exercise, multiplied by the number of options being exercised. The only amount payable by the grantee for the issue to him or her of the shares is the aggregate par value of such shares, which amount may be waived.

               Under the terms of the ECI Plans, as of June 30, 2007, the
                  Company is authorized to grant options for a total of 32,760,700 shares, subject to anti-dilution adjustment. The option awards are personal and non-assignable and terminate automatically upon termination of employment (except for approved retirement or termination caused by death or disability or as otherwise approved by the Board of Directors or its Remuneration Committee).

         Stock options granted during the reporting period
         -------------------------------------------------

               The only stock option award made by the Company during the six months ended June 30, 2007 was as stated below. These stock options vest as follows: 12.5% after six months and 6.25% on the last day of each following quarter over a period of 14 quarters. The stated stock option award is exercisable on a "net exercise" basis.

               On May 2, 2007, the Company granted an employee options for
                  250,000 shares at an exercise price of $ 8.28 per share, being the closing market price on the date of the grant.

         2. At the Annual General Meeting held on July 28, 2005, the Company's shareholders adopted the ECI Telecom Ltd. Employee Restricted Share Incentive Plan (the "ECI Restricted Share Plan"). The ECI Restricted Share Plan will expire on June 4, 2015. Restricted shares issued under the ECI Restricted Share Plan are issued from the same pool of shares available for the issue of stock options under the ECI Plans.

                  The ECI Restricted Share Plan provides that restricted shares may be granted to any employee, director, consultant or contractor of the Company (the "Participant"). The restricted shares are held in trust on behalf of a Participant until the Participant's interest in such restricted shares vests and they become freely transferable.

                  Should a Participant cease to remain in the employ or service of the Company, for any reason, while holding unvested restricted shares (except for termination caused by death or as otherwise approved by the Board of Directors or its Remuneration Committee), then those restricted shares shall either (i) be surrendered to the Company for cancellation, or
                  (ii) be sold by the Participant to the Company (for consideration equal to the issue price of such shares), or
                  (iii) shall be treated in any other manner that will assure that the Participants rights in such shares shall cease to exist; and the Participant shall have no further shareholder rights with respect to those restricted shares.

                  The fair value of the restricted shares as of the date of the issue is amortized over the vesting period.

                  Unearned compensation on the grant of the options in the six month period ended on June 30, 2007, as measured at the original grant date, totaling $0.8 million was calculated based on the market value of the shares on the date of grants and is being amortized over the vesting period.

         C.       Share incentive (stock options and restricted shares plans)
                  (cont'd)

2.  (Cont'd)

                  Restricted shares issued during the reporting period
                  ----------------------------------------------------

                  The restricted shares issued by the Company to its employees and directors, during the six months ended June 30, 2007 were as stated below: Unless otherwise stated, these restricted shares vest according to the following schedule: 12.5% will vest following the lapse of six months from the date of issuance and a further 6.25% will vest on the last day of each quarter, during 14 consecutive quarters thereafter. The shares were issued for no cash consideration.

                  On January 29, 2007, the Company issued an aggregate of 26,700 restricted shares to its employees.

                  On February 1, 2007, the Company issued an aggregate of 5,800 restricted shares to two directors. The shares vest and become transferable as follows: as regards 2,900 of the shares - one third on February 1, 2008, a further one third on February 1, 2009 and the remaining third on February 1, 2010; as regards the other 2,900 shares - one half on February 1, 2008 and the remaining half on February 1, 2009.

                  On March 1, 2007, the Company issued an aggregate of 6,354 restricted shares to two directors. The shares vest and become transferable as follows: one half on March 1, 2008 and the remaining half on March 1, 2009.

                  On May 1, 2007, the Company issued 3,027 restricted shares to a director. The shares vest and become transferable as follows: one half on May 1, 2008 and the remaining half on May 1, 2009.

                  On May 2, 2007, the Company issued an aggregate of 330,500 restricted shares to its employees.

                  Unearned compensation on the grant of the restricted shares in the six month period ended on June 30, 2007, as measured at the original grant date, totaling $2.8 million was calculated based on the market value of the shares on the date of grants and is being amortized over the vesting period.

                  Compensation expense of $ 2.2 millions was recognized for the restricted shares during the six months ended June 30, 2007.

                  During the six month period ended June 30, 2007, the Board of Directors approved modifications to the vesting and termination periods of outstanding options and restricted shares granted to certain senior employees. Accordingly, compensation expenses of $ 0.3 million were recognized for the period ended June 30, 2007.

         D.       Share incentive and stock option plans

         1.       Stock options under the ECI Plans are as follows:

                                                                                           Six months
                                                                                                ended               Year ended
                                                                                              June 30              December 31
                                                                                                 2007                     2006
                                                                                    ------------------       ------------------
                                                                                     Number of shares         Number of shares
                                                                                    ------------------       ------------------
                                                                                          (Unaudited)                (Audited)
                                                                                    ------------------       ------------------

                  Total number authorized at beginning of period                          32,760,700               32,760,700
                  Options unexercised and unvested restricted shares
                   at beginning of period                                                (15,150,669)             (21,732,191)
                  Options exercised and restricted shares vested prior to
                   beginning of period                                                   (11,774,204)              (5,296,665)
                  Options granted during the period                                         (250,000)              (1,114,157)
                  Options cancelled during the period                                      1,164,448                2,751,612
                  Restricted shares granted during the period                               (372,381)              (1,574,767)
                  Restricted shares forfeited during the period                               68,252                   41,295
                                                                                    ------------------       ------------------

                  Available for future grants at the end of the period                     6,446,146                5,835,827
                                                                                    ==================       ==================

                  Options exercised during the period*                                       640,002                5,963,555
                                                                                    ==================       ==================

                  *        Average price of options exercised during
                            the period (in $)                                                    3.12                    2.12
                                                                                    ==================       ==================

                  Restricted shares vested during the period                                 393,680                  513,984
                                                                                    ==================       ==================

                  Options unexercised and unvested restricted
                   shares at the end of period                                            13,506,668               15,150,669
                                                                                    ==================       ==================

                  Options unexercised and unvested restricted shares vest as follows:
                  First year or thereafter                                                11,363,049               11,983,992
                  Second year or thereafter                                                1,294,131                1,994,713
                  Third year or thereafter                                                   849,488                1,171,964
                                                                                    ------------------       ------------------

                                                                                          13,506,668               15,150,669
                                                                                    ==================       ==================

         D.       Share incentive and stock option plans (cont'd)

         2. To be paid in NIS based on the rate of exchange of the dollar on the date of payment as follows:

                                                            June 30              December 31
                                                               2007                     2006
                                                  ------------------       ------------------
                  Dollars per Share (*)            Number of shares         Number of shares
                                                  ------------------       ------------------
                                                        (Unaudited)                (Audited)
                                                  ------------------       ------------------
                  Restricted shares                      1,547,923                1,637,474
                  Zero                                     331,619                  438,083
                  $ 1.16 - $ 2.94                        1,044,800                1,169,486
                  $ 3.01                                   846,022                  975,814
                  $ 3.02 - $ 6.97                        2,154,245                2,538,046
                  $ 7.03 - $ 8.61                        1,656,324                1,596,953
                  $ 8.75                                 1,192,421                1,261,071
                  $ 8.91 - $ 9.22                          629,001                  873,251
                  $ 9.77 - $ 20.66                         277,000                  583,175
                  $ 23.66 - $ 26.04                         25,500                   25,500
                  $ 26.32                                2,501,456                2,591,756
                  $ 27.17 - $ 29.19                        975,807                1,135,510
                  $ 29.66 - $ 39.66                        324,550                  324,550

                                                        13,506,668               15,150,669
                                                  =================        =================

                  (*) As of June 30, 2007, the weighted average exercise price of options was $ 13.14 and the weighted average remaining contractual life of outstanding options was 6 years.

         E.       Fair value method

         As required by SFAS 123, the Company has determined the weighted average fair value per option of stock-based arrangements grants during the six months ended June 30, 2007, the six months ended June 30, 2006, the year ended 2006, the three months ended June 30, 2007 and the three months ended June 30, 2006 to be $3.1, $3.3, $2.8, $3.1 and $3.4, respectively. The fair values of stock based compensation awards granted were estimated using the "Black - Scholes" option pricing model with the following assumptions.

                                                         Option          Expected        Risk free
                                                           term        volatility    interest rate
                                                     ----------     -------------    -------------
         Period of grant                                   Term        Volatility    Interest rate
                                                     ----------     -------------    -------------

          Six months ended June 30, 2007                    3.0                44             5.4%
          Six months ended June 30, 2006                    3.0                60             5.0%
          Three months ended June 30, 2007                  3.0                44             5.4%
          Three months ended June 30, 2006                  3.0                61             5.1%
          Year ended December 31, 2006                      3.0                57             4.8%


Note 5 - Material Events in the Current Period

         A. In January 2007, the Company merged the Data Networking Division and the Optical Networks Division into a new Transport Networking Division. The focus of this new division will be to deliver next generation transport products that enable migration from voice oriented technologies (SDH/SONET) to IP and data technologies, addressing carriers' needs to evolve their networks to a single converged IP network.

         B. In January 2007, the Company invested $3.3 million in Veraz, as part of a private placement of shares by Veraz.

         C. In February 2007, the Company completed the purchase of the remaining 27.6% minority interest in its Chinese subsidiary, HETC, for $3.8 million, increasing its interest from 72.4% to 100%.

         D. During the first quarter of 2007, as Veraz made significant progress towards completion of its initial public offering (see Note 9), Management determined that it is more likely than not that a portion of the Company's capital loss carryforwards for tax purposes will be utilized against capital gains that the Company will generate from the future sale of its shares in Veraz. As a result, the Company released part of its deferred tax asset valuation allowance and recognized an income tax benefit in the amount of $ 12.5 million.

                  On April 4, 2007, an S-I Registration Statement filed with the SEC by Veraz in connection with an initial public offering was declared effective and Veraz raised gross proceeds of $ 54 million, before underwriting discounts and expenses, from the sale of 6.75 million shares at the public offering price of $8 per share. In addition, the Company sold in the offering 2.25 million shares of Veraz for a total gross consideration of $18 million resulting in the recognition of a gain of $15.5 million. Following the offering, the company's holding in Veraz were reduced to 27.5% (on a non-diluted basis).

         E. In April 2005, the Company sold to ABN Amro Bank certain notes that had been issued to it by GVT, a Brazilian customer. The consideration for the transaction was the sum of $ 96 million paid to the Company in cash, plus a further potential gross amount of approximately $ 3 million, based upon the occurrence of certain contingencies. In June 2007, the aforesaid contingencies have been fulfilled resulting in the recognition of net gain from recovery of doubtful debts of $ 3.2 million.



Note 6 - Segment Reports

         1.       Segment activities disclosure:

         Segment information is presented in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". This standard is based on a management approach, which requires segmentation based upon the Company's internal organization and internal financial reports used by management to run the business.

         2. Operational segment disclosure:

                                                                   Six months ended June 30, 2007
                                       --------------------------------------------------------------------------------------
                                            **Transport              Broadband
                                               Networks                 Access                 Other          Consolidated
                                       ---------------------- ----------------------- --------------------- -----------------
                                         $ in thousands         $ in thousands          $ in thousands        $ in thousands
                                       ---------------------- ----------------------- --------------------- -----------------
                                                                              (Unaudited)
                                       --------------------------------------------------------------------------------------
         Revenues                               213,659                 95,207                  10,392              319,258
                                       ====================== ======================= ===================== =================

         Operating expenses (*)                 201,311                 84,516                  19,378              305,205
                                       ---------------------- ----------------------- --------------------- -----------------

         Operating income (loss)                 12,348                 10,691                  (8,986)              14,053
                                       ====================== ======================= ===================== =================

                                                                   Six months ended June 30, 2006
                                       --------------------------------------------------------------------------------------
                                            **Transport              Broadband
                                               Networks                 Access                 Other          Consolidated
                                       ---------------------- ----------------------- --------------------- -----------------
                                         $ in thousands         $ in thousands          $ in thousands        $ in thousands
                                       ---------------------- ----------------------- --------------------- -----------------
                                                                              (Unaudited)
                                       --------------------------------------------------------------------------------------
         Revenues                               186,000                128,247                  18,036              332,283
                                       ====================== ======================= ===================== =================

         Operating expenses (*)                 179,023                118,409                  26,098              323,530
                                       ---------------------- ----------------------- --------------------- -----------------

         Operating income (loss)                  6,977                  9,838                  (8,062)               8,753
                                       ====================== ======================= ===================== =================

                                                                   Three months ended June 30, 2007
                                       --------------------------------------------------------------------------------------
                                            **Transport              Broadband
                                               Networks                 Access                 Other          Consolidated
                                       ---------------------- ----------------------- --------------------- -----------------
                                         $ in thousands         $ in thousands          $ in thousands        $ in thousands
                                       ---------------------- ----------------------- --------------------- -----------------
                                                                              (Unaudited)
                                       --------------------------------------------------------------------------------------
         Revenues                               108,915                 50,452                  4,772                164,139
                                       ====================== ======================= ===================== =================

         Operating expenses (*)                 103,384                 43,533                  8,022                154,939
                                       ---------------------- ----------------------- --------------------- -----------------

         Operating income (loss)                  5,531                  6,919                 (3,250)                 9,200
                                       ====================== ======================= ===================== =================

         (*) Includes cost of sales, research and development costs, selling and marketing expenses, general and administrative expenses.

         (**)     Reclassified - see Note 5A.

                                                                 Three months ended June 30, 2006
                                       --------------------------------------------------------------------------------------
                                            **Transport              Broadband
                                               Networks                 Access                  Other          Consolidated
                                       ---------------------- ----------------------- --------------------- -----------------
                                         $ in thousands         $ in thousands         $ in thousands        $ in thousands
                                       ---------------------- ----------------------- --------------------- -----------------
                                                                              (Unaudited)
                                       --------------------------------------------------------------------------------------
         Revenues                               94,535                 66,436                   9,302               170,273
                                       ====================== ======================= ===================== =================

         Operating expenses (*)                 90,693                 62,503                  12,479               165,675
                                       ---------------------- ----------------------- --------------------- -----------------

         Operating income (loss)                 3,842                  3,933                  (3,177)                4,598
                                       ====================== ======================= ===================== =================


                                                                     Year ended December 31, 2006
                                       --------------------------------------------------------------------------------------
                                            **Transport              Broadband
                                             Networking                 Access                   Other          Consolidated
                                       ---------------------- ----------------------- --------------------- -----------------
                                         $ in thousands         $ in thousands          $ in thousands        $ in thousands
                                       ---------------------- ----------------------- --------------------- -----------------
                                                                                (Audited)
                                       --------------------------------------------------------------------------------------
         Revenues                              396,822                225,081                  34,439               656,342
                                       ====================== ======================= ===================== =================

         Operating expenses (*)                376,865                209,640                  50,593               637,098
                                       ---------------------- ----------------------- --------------------- -----------------

         Operating income (loss)                19,957                 15,441                 (16,154)               19,244
                                       ====================== ======================= ===================== =================

         (*)      Includes cost of sales, research and development costs,
                  selling and marketing expenses, general and administrative expenses.
         (**)     Reclassified - see Note 5A.


Note 7 - Contingencies

         1. Following the reduction in workforce in accordance with the reorganization plan of the Company that was implemented in 2002, claims and demands for higher amounts of severance pay were submitted by certain former employees. Management of the Company believes, based on the opinion of its legal advisors that the effect, if any, of the results of such claims and demands on the financial position of the Company and the results of its operations, will be immaterial and the provisions which are included in the financial statements in respect thereof are appropriate and sufficient.

         2. The Company conducts negotiations from time to time with international technology companies ("technology companies") regarding allegations that it is using certain patents owned by the technology companies in its products. Although the Company cannot assess each negotiation for its merit, it estimates that any settlement, if needed, will not have a material adverse effect on the Company's financial position or results of operations.

         3. Several claims have been submitted against the Company and against consolidated subsidiaries, in respect of activities by the Company, in the ordinary course of business, alleging that the Company, inter alia, used patents owned by others. The Company's Management based mainly on opinions of its legal advisors, believes that the effect, if any, of the results of such claims on the financial position of the Company and the results of its operations will be immaterial and the provisions which are included in the financial statements in respect thereof are appropriate and sufficient.

         4. In 1997, an investigation was commenced by the Israeli Comptroller of Restrictive Trade Practices ("comptroller") regarding alleged price fixing and non-competitive practices among Tadiran Telecommunications Ltd. ("TTL"), Tadiran Ltd ("Tadiran" - the parent company of TTL) and Telrad Telecommunications and Electronics Industries Ltd., a subsidiary of Koor Industries Ltd. (a significant shareholder of the Company and Tadiran Ltd.).
                  ECI merged with TTL in 1999.

                  In 2004, the Company was informed that the comptroller has ceased the investigation without taking any action against the Company.

                  In September 2004, following the completion of the investigation by the comptroller mentioned above, a claim was filed against Bezeq (Israel's national telecommunications provider), Koor, TTL, Tadiran and Telrad in the District Court of Tel Aviv-Jaffa. Attached to the claim was a request for certification thereof as a class action, brought in the name of all Bezeq customers against the aforesaid companies, including the Company, in an amount of $ 400 million.

                  In March 2005 the Company and the other respondents filed their respective answers to the request to certify the claim as a class action. The applicant filed its reply to the respondents' answers in December 2005.

                  Management of the Company believes, in light of the advice of its legal counsel, that the allegations against the Company are without merit and therefore no provision has been recorded in respect thereto in the financial statements.

         5. In January 2005, the Company was named as a defendant in a purported class action complaint filed in the United States against ECtel, certain officers and directors of ECtel, and ECI. The complaint alleged violations of U.S. Federal Securities Laws by ECtel and breach of fiduciary duties by the individual defendants, in connection with disclosure of ECtel's financial results between April 2001 and April 2003. It also alleged that ECI was the controlling shareholder of ECtel during this period and, as such, influenced and controlled the purported actions by its subsidiary. Damages claimed by the plaintiff were not quantified.

                  In July 2006, the United States District Court for the District of Maryland granted ECI's and ECtel's motions to dismiss the securities class action lawsuit.

                  In August 2006, the plaintiff filed a motion for reconsideration, alleging new evidence against ECtel, which was denied in March 2007. The plaintiff has appealed the dismissal.

               ECI, based on the opinion of its legal advisors believes that the allegations made in the complaint with respect to it are without merit, and accordingly no provision in respect thereof has been included in the consolidated financial statements.

Note 8 - Relevant Recently Enacted Accounting Standards

         1. In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, ("SFAS No. 157"). SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. The changes to current practice resulting from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. The Statement is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company does not believe that the adoption of the provisions of SFAS No. 157 will materially impact its financial position and results of operations.

         2. In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115 ("SFAS 159"), which permits entities to choose to measure many financial instruments at fair value. The statement allows entities to achieve an offset accounting effect for certain changes in fair value of certain related assets and liabilities without having to apply complex hedge accounting provisions, and is expected to expand the use of fair value measurement consistent with the Board's long-term objectives for financial instruments. This Statement is effective for fiscal years beginning after November 15, 2007. The Company is currently reviewing this new standard to determine its effects, if any, on its results of operations or financial position.

Note 9 - Subsequent Events

         On July 2, 2007 the Company announced that it has entered into a definitive merger agreement for the Company to be acquired by affiliates of the Swarth Group, and certain funds that have appointed Ashmore Investment Management Limited as their investment manager. Under the terms of the agreement, ECI shareholders will receive $10 per share in cash ("the Merger Consideration") at closing in a transaction valued at approximately $ 1.2 billion.

         The Board of Directors of ECI approved the agreement and recommended that ECI shareholders vote in favor of the transaction. The closing of the transaction is subject to shareholder approval, certain regulatory approvals and other customary closing conditions. It is currently anticipated that the transaction will be consummated in the fall of 2007. Upon the closing of the transaction, ECI ordinary shares would no longer be traded on NASDAQ.

         Upon the closing of the transaction each outstanding stock option (whether or not then vested), will be cashed out at a price equal to the excess, if any, of the Merger Consideration over the per share exercise price payable. The vesting of all outstanding unvested restricted shares will be accelerated and the holders thereof will be entitled to receive the Merger Consideration. Subsequently, all stock options and all restricted shares shall no longer be outstanding and shall automatically cease to exist.